UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 23 July 2003 – 12 August 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Fourth Quarter Results to 30 June 2003

1.1	Condensed Financial Statements	8
1.2	Management Commentary	14
1.3	Media Release—Telecom Records Sound Full Year Result 5 August 2003	63
1.4	Appendix 1 plus Annexure One	70
1.5	Appendix 7	80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Marie Cox
Company Secretary

Dated:	12 August 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the year ended 30 June 2003

		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2003 $	2002 $	2001 $
Operating revenues
Local service		1,110	1,080	1,071
Calling	2	1,542	1,763	1,816
Interconnection		154	145	97
Cellular and other mobile services		796	822	865
Internet		230	209	169
Data		666	650	601
Other operating revenues	2	693	868	1,029
Abnormal revenues	3	—	—	(12)

		5,191	5,537	5,636

Operating expenses
Labour		548	599	572
Cost of sales		1,442	1,759	1,852
Other operating expenses		885	914	909
Abnormal expenses	3	—	862	256
Share of associate companies losses after income tax		—	1	18

		2,875	4,135	3,607

Earnings before interest, taxation, depreciation and amortisation		2,316	1,402	2,029

Depreciation and amortisation	4	820	815	722

Earnings before interest and taxation		1,496	587	1,307

Interest income		14	17	53
Interest expense		(407)	(430)	(434)

Earnings before income tax		1,103	174	926

Income tax expense		(391)	(365)	(283)

Earnings / (loss) after income tax		712	(191)	643

Minority interests in (profits) / losses of subsidiaries		(3)	3	—

Net earnings / (loss) attributable to shareholders		709	(188)	643

Net earnings / (loss) per share		$0.376	$(0.101)	$0.364

Weighted average number of ordinary shares outstanding (in millions)		1,887	1,863	1,767

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the year ended 30 June 2003

		Year ended 30 June
(Dollars in millions)	notes	2003 $	2002 $	2001 $
Equity at the beginning of the year		1,328	2,003	1,219

Total recognised revenues and expenses
Net earnings/(loss) attributable to shareholders		709	(188)	643
Minority interests in profits/(loss) of subsidiaries		3	(3)	—
Movement in foreign currency translation reserve		(40)	(191)	(61)

		672	(382)	582

Contributions from owners
Capital contributed	6	146	80	554
Movement in deferred compensation		1	—	—
Additional minority interest		—	2	—

		147	82	554

Distributions to owners
Dividends:
Parent	5	(428)	(423)	(303)
Minority interests		(2)	(2)	(2)
Tax credit on supplementary dividends		52	50	34
Buy-out of minority interest		(2)	—	(81)

		(380)	(375)	(352)

Equity at the end of the year		1,767	1,328	2,003

Represented by:

Contributed capital		1,708	1,562	1,482
Foreign currency translation reserve		(243)	(203)	(12)
Minority interests		2	3	6
Retained earnings/(deficit)		299	(34)	527
Deferred compensation		1	—	—

Equity at the end of the year		1,767	1,328	2,003

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 June 2003

	30 June
(Dollars in millions)	2003 $	2002 $
ASSETS

Current assets:

Cash	120	82
Short-term investments	64	230
Receivables and prepayments	929	1,111
Inventories	42	34

Total current assets	1,155	1,457

Long-term investments	947	866
Intangibles	1,018	1,097
Fixed assets	4,635	4,826

Total non-current assets	6,600	6,789

Total assets	7,755	8,246

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals	983	1,230
Provisions—current	—	5
Debt due within one year	546	1,178

Total current liabilities	1,529	2,413

Deferred taxation	127	71
Long-term debt	4,332	4,434

Total non-current liabilities	4,459	4,505

Total liabilities	5,988	6,918

Equity:

Shareholders’ funds	1,765	1,325
Minority interests	2	3

Total equity	1,767	1,328

Total liabilities and equity	7,755	8,246

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the year ended 30 June 2003

		Year ended 30 June
(Dollars in millions)	note	2003 $	2002 $	2001 $
Cash flows from operating activities
Cash was provided from / (applied to):
Cash received from customers		5,251	5,396	5,172
Proceeds from cross border leases		—	35	20
Interest income		11	16	54
Dividend income		3	3	248
Payments to suppliers and employees		(2,973)	(3,317)	(3,114)
Payments from provisions		(5)	(33)	(5)
Income tax paid		(307)	(304)	(184)
Interest paid on debt		(414)	(445)	(433)

Net cash flows from operating activities	10	1,566	1,351	1,758

Cash flows from investing activities
Cash was provided from / (applied to):
Sale of fixed assets		31	65	37
(Purchase) / sale of short-term investments, net		162	(157)	537
Purchase of long-term investments		(175)	(362)	(327)
Sale of long-term investments		54	21	18
Acquisition of AAPT Limited, excluding cash acquired		—	—	(635)
Purchase of fixed assets		(607)	(828)	(1,478)
Capitalised interest paid		(5)	(10)	(44)

Net cash flows applied to investing activities		(540)	(1,271)	(1,892)

Cash flows from financing activities
Cash was provided from / (applied to):
Proceeds from long-term debt		348	1,777	412
Repayment of long-term debt		(593)	(949)	(513)
(Repayment) / proceeds from short-term debt, net		(457)	(557)	212
Capital contributed		—	—	495
Dividends paid		(286)	(345)	(477)

Net cash flows (applied to) / from financing activities		(988)	(74)	129

Net cash flow		38	6	(5)
Opening cash position (including bank overdrafts)		82	76	81

Closing cash position (including bank overdrafts)		120	82	76

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements for the year ended 30 June 2003 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) and have been prepared in accordance with generally accepted accounting practice in New Zealand (“NZ GAAP”).

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the current financial year. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2003 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2002.

Except for the change in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2003 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

Change in Accounting Policies in the Previous Financial Year

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice (“SSAP”) 12 “Accounting for Income Tax” and reflected changes in Telecom’s assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

NOTE 2 CALLING AND OTHER OPERATING REVENUES

	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Calling
National	1,090	1,178	1,181
International	401	531	568
Other	51	54	67

	1,542	1,763	1,816

Other operating revenues
Resale	278	399	361
Directories	207	198	188
Equipment	73	78	63
Miscellaneous other	132	190	166
Dividends from associates	—	—	245
Dividends from other investments	3	3	6

	693	868	1,029

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

Miscellaneous other revenue for the year ended 30 June 2002 includes net gains of $34 million recognised on the prepayment of Telecom’s scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the year ended 30 June 2001 resulting in a gain of $20 million. No such gains occurred in the year ended 20 June 2003.

NOTE 3 ABNORMAL ITEMS

	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Abnormal Revenues

Revenue recognition	—	—	(12)

	—	—	(12)

Abnormal Expenses

Write-down of goodwill and other AAPT assets	—	850	—
Close-down of CDMA rollout in Australia	—	12	215
Write-off of network assets and project costs	—	—	41

	—	862	256

Abnormal Revenues

Revenue Recognition—Change in Accounting Policy

In June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the revised policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom’s other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This was made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million was included in the financial results for the year ended 30 June 2002. This diminution in value reflected significant negative industry and economic trends impacting AAPT’s operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down was as follows: advance to associate $133 million, spectrum licences $124 million and goodwill $593 million.

Advance to associate: AAPT has provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). This sum is not expected to be recoverable.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Spectrum licences: Where changing network construction plans meant that spectrum was no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum did not support the carrying value of the asset, spectrum licences were written down to expected recoverable amount.

Goodwill: The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was taken as a write-down in the value of goodwill arising from Telecom’s acquisition of AAPT.

Close-down of CDMA Rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies (“Lucent”) had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

A charge of $215 million was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

Write-off of Network Assets and Project Costs

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax (“HFC”) cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the roll-out and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets subsequently fell to minimal levels and the decision was taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to Telecom.

NOTE 4 DEPRECIATION AND AMORTISATION

	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $
Depreciation	754	704	619
Amortisation	66	111	103

	820	815	722

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2003, 31,673,764 shares with a total value of $145 million were issued in lieu of a cash dividend (30 June 2002: 16,301,970 shares and $79 million).

NOTE 6 CAPITAL CONTRIBUTED

In May 2001 Telecom undertook an equity placement in order to pay-down existing debt, strengthen Telecom’s balance sheet and enhance future financial flexibility. Ninety-one million shares were issued at $5.50 per share.

NOTE 7 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2003, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $208 million (30 June 2002: $250 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 June 2003, there were no outstanding lease commitments (30 June 2002: $Nil).

Capital Commitments

At 30 June 2003, capital expenditure amounting to $57 million (30 June 2002: $85 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network (“Southern Cross”), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has further commitments to acquire Southern Cross capacity of US$39 million, of which US$28 million is due in the year ended 30 June 2004 and US$11 million in the year ended 30 June 2005 (Total commitments at 30 June 2002: US$83 million).

NOTE 8 CONTINGENCIES

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the Telecommunications Service Obligation (“TSO”) are to be shared between industry participants.

Telecom has been entitled to receive from other industry participants a contribution towards the TSO costs since 20 December 2001.

At 30 June 2002, the amount that Telecom would receive as a contribution to its TSO costs was uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. Accordingly, no receivable was recognised in the Statement of Financial Position at 30 June 2002.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES (continued)

A draft determination has since been provided by the Commerce Commission. Accordingly, at 30 June 2003 Telecom has recognised a receivable of $22 million based on the draft determination. This covers the period from 20 December 2001 to 20 June 2003.

Contingent Liabilities

Lawsuits and Other Claims

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom’s 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$1 million as at 30 June 2003 (30 June 2002: A$1 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 4 August 2003, the Board of Directors approved the payment of a fourth quarter dividend of $95 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 10 RECONCILIATION OF NET EARNINGS / (LOSS) ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2003 $	2002 $	2001 $

Net earnings / (loss) attributable to shareholders	709	(188)	643
Adjustments to reconcile net earnings / (loss) to net cash flows from operating activities:
Depreciation and amortisation	820	815	722
Bad and doubtful accounts	56	60	58
Deferred income tax	56	49	(1)
Share of losses of associate companies	—	1	18
Minority interests in losses of subsidiaries	3	(3)	—
Abnormal revenues and expenses	—	862	268
Other	—	(23)	(22)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Increase in accounts receivable and related items	133	(105)	(222)
Decrease in inventories	(6)	4	1
Increase in current taxation	29	8	108
Decrease in provisions	(5)	(51)	(5)
(Decrease) / increase in accounts payable and related items	(229)	(78)	190

Net cash flows from operating activities	1,566	1,351	1,758

NOTE 11 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	Abnormal expenses $	EBITDA* $	Earnings / (deficit) before interest and tax $	Net earnings/ (loss) attributable to shareholders $	Net earnings / (loss) per share $

Quarter ended:
30 September 2002	1,306	—	541	340	146	0.078
31 December 2002	1,299	—	547	341	155	0.083
31 March 2003	1,292	—	610	407	197	0.104
30 June 2003	1,294	—	618	408	211	0.111

Year ended 30 June 2003	5,191	—	2,316	1,496	709	0.376

Quarter ended:
30 September 2001	1,406	—	537	339	151	0.081
31 December 2001	1,439	—	564	360	161	0.087
31 March 2002	1,365	—	573	366	168	0.090
30 June 2002	1,327	(862)	(272)	(478)	(668)	(0.357)

Year ended 30 June 2002	5,537	(862)	1,402	587	(188)	(0.101)

*	Earnings before interest, taxation, depreciation and amortisation

Earnings/ (loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings / (loss) per share for the year.

10

MANAGEMENT COMMENTARY

5 August 2003

Results for the year ended 30 June 2003

Note: All monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $709 million for the year ended 30 June 2003 (“2003”) compared to a loss of $188 million for the year ended 30 June 2002 (“2002”). Reported net earnings for the fourth quarter ended 30 June 2003 (“Q4 2002-03”) were $211 million compared to a loss of $668 million for the quarter ended 30 June 2002 (“Q4 2001-02”).

The full year and fourth quarter results in the prior period included abnormal expenses of $858 million (after tax), which, because of their size and nature, means that prior period reported net earnings are not directly comparable to the current period. The abnormal items recorded in Q4 2001-02 were a write-down of the value of Telecom’s investment in AAPT ($850 million) and an additional charge resulting from the close down of the CDMA rollout in Australia ($8 million after tax).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Operating revenues	5,191	5,537	(6.2)	1,294	1,327	(2.5)
Operating expenses excluding abnormal items	(2,875)	(3,272)	(12.1)	(676)	(736)	(8.2)
Total abnormal items (before tax)	—	(862)	NM	—	(862)	NM

EBITDA*	2,316	1,403	65.1	618	(271)	(328.0)
Depreciation and amortisation	(820)	(815)	0.6	(210)	(206)	1.9

Earnings before interest and tax	1,496	588	154.4	408	(477)	185.5
Net interest expense	(393)	(413)	(4.8)	(94)	(105)	(10.5)

Earnings/(loss) before tax	1,103	175	530.3	314	(582)	154.0
Tax expense	(391)	(365)	7.1	(102)	(87)	17.2
Minority interest/associate earnings	(3)	2	NM	(1)	1	NM

Net earnings/(loss)	709	(188)	477.1	211	(668)	131.6

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Reported net earnings for the current year represented earnings per share (“EPS”) of 37.6 cents, compared to a reported loss of 10.1 cents per share for the previous year.

In addition to the abnormal items discussed above, net earnings for the year ended 30 June 2002 included “special items” consisting of gains on the prepayment of cross-border leases of $23 million (after tax) and gains on sale of international network capacity of $19 million (after tax). In comparison, net earnings for the current year benefited from a lower amortisation charge ($40 million) than the previous corresponding period, due to the write-down of goodwill associated with Telecom’s investment in AAPT at 30 June 2002, and included an accrual for Telecommunications Service Obligation (“TSO”) revenue in Q4 2002-03 of which $5 million (after tax) related to the prior year.

Adjusting for these special items, and the abnormal items described above, adjusted net earnings for the current year of $704 million represent an increase of $36 million (5.4%) compared to adjusted earnings of $668 million for prior year. Adjusted net earnings for Q4 2002-03 of $206 million represent an increase of $5 million (2.5%) compared to adjusted earnings of $201 million for Q4 2001-02. Details of these adjustments are shown in the table below.

Telecom Group	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Reported net earnings/(loss)	709	(188)	477.1	211	(668)	131.6
Less:
Cross-border lease gains	—	(23)		—	—
Capacity sales	—	(19)		—	—
TSO revenue accrual for prior year	(5)	—		(5)	—
Add:
Write-down of AAPT investment	—	850		—	850
Close down of CDMA rollout	—	8		—	8
Amortisation of written down
AAPT goodwill	—	40		—	11

Adjusted net earnings	704	668	5.4	206	201	2.5

Note:	all figures in the table above are shown net of tax

Adjusted for the items discussed above, Telecom’s results are summarised below.

Telecom Group Adjusted Earnings	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Operating revenues	5,184	5,474	(5.3)	1,287	1,327	(3.0)
Operating expenses	(2,875)	(3,272)	(12.1)	(676)	(736)	(8.2)

EBITDA*	2,309	2,202	4.9	611	591	3.4
Depreciation and amortisation	(820)	(775)	5.8	(210)	(195)	7.7

Earnings before interest and tax	1,489	1,427	4.3	401	396	1.3
Net interest expense	(393)	(413)	(4.8)	(94)	(105)	(10.5)

Earnings before tax	1,096	1,014	8.1	307	291	5.5
Tax expense	(389)	(348)	11.8	(100)	(91)	9.9
Minority interest/associate earnings	(3)	2	NM	(1)	1	NM

Adjusted net earnings	704	668	5.4	206	201	2.5

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Adjusted group operating revenues decreased 5.3% for the current year following a decrease of 3.0% for Q4 2002-03. The most significant factors in the decrease were lower resale revenue in Australia, reflecting AAPT’s focus on improving margins in its resale business rather than pursuing revenue growth, and lower international calling revenues as a result of decreases in the rates used to account for reciprocal transfers of minutes between Telecom and other carriers. Revenues also decreased as a result of a strengthening New Zealand dollar, which reduced reported New Zealand dollar revenues generated by Telecom’s Australian businesses and the International segment. Also included in 2002 revenue were one-off benefits from the network services agreement with Vodafone in Australia of $12 million.

Operating expenses decreased by 12.1% for the year and 8.2% for Q4 2002-03, principally due to lower cost of sales. Cost of sales reduced as a result of the decrease in resale volumes and the decrease in rates for reciprocal transfers of international minutes referred to above, as well as improved cost per minute for fixed voice and mobile traffic in Australia. Similar to revenues, reported expenses also decreased due to a stronger New Zealand dollar. Reported 2002 operating expenses were reduced by one-off benefits of $20 million from the network services agreement with Vodafone and a $19 million credit from the termination of a foreign exchange hedge.

Adjusted EBITDA increased by 4.9% and 3.4% for the year and quarter respectively.

Adjusted for the lower amortisation of AAPT goodwill, depreciation and amortisation expense increased by 5.8% for the current year and 7.7% for Q4 2002-03 due to investment in new infrastructure.

Net interest expense decreased due to reduced debt levels. Strengthening operating cash flows coupled with reduced capital expenditure and investment has resulted in surplus funds being available to pay down debt.

OVERVIEW OF SEGMENTAL RESULTS

Telecom reports its financial results in line with the way the Group is operated and managed. Results are reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom’s earnings from operations for the year ended 30 June 2003 were $1,496 million, compared to earnings from operations excluding abnormal items of $1,450 million (reported earnings before interest and tax of $588 million plus abnormal items of $862 million pre-tax) for the previous year, an increase of 3.2%. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

NZ Operations
Operating revenues	3,793	3,812	(0.5)	952	931	2.3
Operating expenses*	(2,140)	(2,263)	(5.4)	(508)	(543)	(6.4)

Earnings from operations	1,653	1,549	6.7	444	388	14.4

Australian Operations
Operating revenues	1,464	1,801	(18.7)	362	431	(16.0)
Operating expenses*	(1,447)	(1,757)	(17.6)	(353)	(400)	(11.8)

Earnings from operations	17	44	(61.4)	9	31	(71.0)

Corporate and Other
Operating revenues	7	38	(81.6)	2	—	NM
Operating expenses*	(181)	(181)	—	(47)	(34)	38.2

Earnings from operations	(174)	(143)	21.7	(45)	(34)	32.4

Eliminations #
Operating revenues	(73)	(114)	(36.0)	(22)	(35)	(37.1)
Operating expenses	73	114	(36.0)	22	35	(37.1)

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	5,191	5,537	(6.2)	1,294	1,327	(2.5)
Operating expenses*	(3,695)	(4,087)	(9.6)	(886)	(942)	(5.9)

Earnings from operations	1,496	1,450	3.2	408	385	6.0

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions
NM	= Not a Meaningful Comparison

Segmental Results—New Zealand Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

NZ Wireline
Operating revenues	2,808	2,792	0.6	724	693	4.5
Operating expenses*	(1,483)	(1,585)	(6.4)	(371)	(399)	(7.0)

Earnings from operations	1,325	1,207	9.8	353	294	20.1

NZ Mobile
Operating revenues	778	761	2.2	193	188	2.7
Operating expenses*	(640)	(628)	1.9	(151)	(139)	8.6

Earnings from operations	138	133	3.8	42	49	(14.3)

International
Operating revenues	371	500	(25.8)	85	115	(26.1)
Operating expenses*	(326)	(401)	(18.7)	(70)	(90)	(22.2)

Earnings from operations	45	99	(54.5)	15	25	(40.0)

Internet and Directories Services
Operating revenues	345	308	12.0	74	67	10.4
Operating expenses*	(200)	(198)	1.0	(40)	(47)	(14.9)

Earnings from operations	145	110	31.8	34	20	70.0

Eliminations #
Operating revenues	(509)	(549)	(7.3)	(124)	(132)	(6.1)
Operating expenses	509	549	(7.3)	124	132	(6.1)

Earnings from operations	—	—	—	—	—	—

NZ Operations
Operating revenues	3,793	3,812	(0.5)	952	931	2.3
Operating expenses*	(2,140)	(2,263)	(5.4)	(508)	(543)	(6.4)

Earnings from operations	1,653	1,549	6.7	444	388	14.4

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

Segmental Results—Australian Operations in New Zealand Dollars

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Australian Consumer
Operating revenues	693	918	(24.5)	169	203	(16.7)
Operating expenses*	(685)	(857)	(20.1)	(177)	(175)	1.1

Earnings from operations	8	61	(86.9)	(8)	28	(128.6)

Australian Business and Internet
Operating revenues	795	911	(12.7)	196	231	(15.2)
Operating expenses*	(786)	(928)	(15.3)	(179)	(228)	(21.5)

Earnings from operations	9	(17)	(152.9)	17	3	466.7

Eliminations #
Operating revenues	(24)	(28)	(14.3)	(3)	(3)	—
Operating expenses	24	28	(14.3)	3	3	—

Earnings from operations	—	—	—	—	—	—

Australian Operations
Operating revenues	1,464	1,801	(18.7)	362	431	(16.0)
Operating expenses*	(1,447)	(1,757)	(17.6)	(353)	(400)	(11.8)

Earnings from operations	17	44	(61.4)	9	31	(71.0)

*	Includes depreciation and amortisation
#	Eliminations remove the impact of inter-segment transactions

Segmental Results—Australian Operations in Australian Dollars

Reported results for the Australian segments are impacted by movements in the A$:NZ$ exchange rate. The underlying A$ results are summarised below.

	Year ended 30 June			Quarter ended 30 June
	2003 A$m	2002 A$m	Change %	2003 A$m	2002 A$m	Change %

Australian Consumer
Operating revenues	613	751	(18.4)	150	172	(12.8)
Operating expenses	(571)	(670)	(14.8)	(146)	(140)	4.3

EBITDA	42	81	(48.1)	4	32	(87.5)
Depreciation and amortisation	(35)	(30)	16.7	(10)	(8)	25.0

Earnings from operations	7	51	(86.3)	(6)	24	(125.0)

Australian Business and Internet
Operating revenues	704	742	(5.1)	177	191	(7.3)
Operating expenses	(590)	(672)	(12.2)	(134)	(165)	(18.8)

EBITDA	114	70	62.9	43	26	65.4
Depreciation and amortisation	(106)	(82)	29.3	(28)	(23)	21.7

Earnings from operations	8	(12)	166.7	15	3	400.0

Eliminations
Operating revenues	(19)	(23)	(17.4)	(3)	(3)	—
Operating expenses	19	23	(17.4)	3	3	—

Earnings from operations	—	—	—	—	—	—

Australian Operations
Operating revenues	1,298	1,470	(11.7)	324	360	(10.0)
Operating expenses	(1,142)	(1,319)	(13.4)	(277)	(302)	(8.3)

EBITDA	156	151	3.3	47	58	(19.0)
Depreciation and amortisation	(141)	(112)	25.9	(38)	(31)	22.6

Earnings from operations	15	39	(61.5)	9	27	(66.7)

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,566	1,351	15.9	445	539	(17.4)
Investing activities	(540)	(1,271)	(57.5)	(159)	(424)	(62.5)
Financing activities	(988)	(74)	NM	(265)	(109)	143.1

Net cash flow	38	6	NM	21	6	250.0

NM	= Not a Meaningful Comparison

Net cash flows from operating activities were $1,566 million for the current year, an increase of $215 million compared to the prior year. This resulted from lower payments to suppliers and employees (due to reduced operating expenses). Strong operating cash flows coupled with reduced investing cash flows, reflecting lower capital expenditure and investment purchases, allowed a reduction in debt during the current year. Net debt at 30 June 2003 was $4,694 million, a decrease of $606 million from 30 June 2002. Of this reduction in debt, $206 million occurred in Q4 2002-03. Further discussion of group cash flows is provided on page 36.

DIVIDENDS

Telecom will pay a fully imputed fourth quarter dividend of 5.0 cents per ordinary share in September 2003. The dividend for the quarter ended 30 June 2002 was also 5.0 cents per ordinary share.

Fourth Quarter Dividends
Ordinary Shares	5.0 cents
American Depositary Shares	*US 23.41 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	0.88 cents
Per American Depositary Share	*US 4.12 cents

“Ex” dividend dates
New Zealand Stock Exchange	1 September 2003
Australian Stock Exchange	25 August 2003
New York Stock Exchange	25 August 2003

Books closing dates
New Zealand, Australian Stock Exchanges	29 August 2003
New York Stock Exchange	29 August 2003

Payment dates
New Zealand, Australia	12 September 2003
New York	19 September 2003

*	Based on an exchange rate at 30 June 2003 of NZ$1.00 to US$0.5853.

Dividend Policy

Telecom’s current dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that may arise in the future. Given the strength of recent cash flows and debt repayment, Telecom’s future dividend policy has become the subject of discussion and comment by industry analysts and the media.

Given the inherent uncertainty of operating in the current climate, the Board of Telecom is adopting a conservative stance on this matter. The current position of the Board on the matter of dividend policy is as follows:

1.	Telecom’s current policy is to target the maintenance of a long-term “A” credit rating;

2.	Based on current expectations, we anticipate meeting our leverage and interest coverage targets during the course of the 2003/04 fiscal year;

3.	It is the Board’s intention to increase dividends over time, most likely through a change in policy concerning the dividend pay-out ratio; and

4.	The timing and quantum of any increase in dividend pay-out ratio will be subject to the macroeconomic and industry outlook, capital and operating plans at the time, and demonstration that the targeted credit ratios can be comfortably maintained on a long-term basis.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

Four reporting segments together constitute NZ Operations. These are NZ Wireline, NZ Mobile, International, and Internet and Directories Services. The consolidated results for NZ Operations are set out in the table below.

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues
Local Service	1,059	1,026	3.2	266	259	2.7
Calling	1,079	1,197	(9.9)	247	287	(13.9)
Interconnection	113	111	1.8	30	28	7.1
Cellular and other mobile	570	558	2.2	141	137	2.9
Internet	134	107	25.2	36	29	24.1
Data	474	444	6.8	125	105	19.0
Other operating revenue	364	369	(1.4)	107	86	24.4

	3,793	3,812	(0.5)	952	931	2.3

Operating expenses
Operations and support expenses	1,546	1,687	(8.4)	358	401	(10.7)

EBITDA	2,247	2,125	5.7	594	530	12.1
Depreciation and amortisation	594	576	3.1	150	142	5.6

Earnings from operations	1,653	1,549	6.7	444	388	14.4

Earnings from operations by segment
NZ Wireline	1,325	1,207	9.8	353	294	20.1
NZ Mobile	138	133	3.8	42	49	(14.3)
International	45	99	(54.5)	15	25	(40.0)
Internet and Directories Services	145	110	31.8	34	20	70.0

	1,653	1,549	6.7	444	388	14.4

NZ WIRELINE

NZ WIRELINE

The NZ Wireline segment comprises Telecom’s fixed line and value added telephony services provided to residential and business customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Wireline—Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues
Local Service	1,060	1,027	3.2	266	260	2.3
Calling	915	956	(4.3)	217	235	(7.7)
Interconnection	93	112	(17.0)	24	26	(7.7)
Data	525	502	4.6	136	121	12.4
Other operating revenue	215	195	10.3	81	51	58.8

	2,808	2,792	0.6	724	693	4.5

Operating expenses
Operations and support expenses	1,124	1,214	(7.4)	281	310	(9.4)

EBITDA	1,684	1,578	6.7	443	383	15.7
Depreciation	359	371	(3.2)	90	89	1.1

Earnings from operations	1,325	1,207	9.8	353	294	20.1

Overview of Results

Total operating revenue increased by 0.6% for the year and 4.5% for Q4 2002-03 compared to the corresponding periods in the prior year. Reduced calling and interconnection revenues were offset by growth in local service, data and other operating revenues (including $22 million of TSO revenue in Q4 2002-03).

Total operating expenses decreased 7.4% for the year and 9.4% for the quarter, reflecting lower cost of sales as well as reduced other operating expenses. This, coupled with a lower depreciation expense for the full year, meant that total earnings from operations for NZ Wireline grew $118 million (9.8%) for the current year and $59 million (20.1%) in Q4 2002-03 compared to the corresponding periods in the prior year.

NZ WIRELINE

Local Service Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Business & residential access
Revenue ($m)	881	841	4.8	222	215	3.3
Access lines
Residential (000s)	1,416	1,385	2.2
Business (000s)	303	305	(0.7)
Centrex lines (000s)	79	75	5.3

Non-chargeable local calls
Call minutes (m)	26,408	23,299	13.3	6,894	6,198	11.2

Local calls*
Revenue ($m)	107	114	(6.1)	25	28	(10.7)
Call minutes (m)	3,074	3,161	(2.8)	752	788	(4.6)

Smartphone, messaging and call track
Revenue ($m)	72	72	—	19	17	11.8

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Total local service revenue has increased by $33 million (3.2%) for the current year and $6 million (2.3%) for Q4 2002-03 compared to the corresponding periods in the prior year. The increase is due to business and residential access revenue which increased 4.8% for the year and 3.3% for the quarter. This was principally the result of changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2003. In addition the standard monthly line rentals for residential customers and the optional wiring maintenance service charge increased in the prior year effective 1 February 2002.

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Calling revenue
National	697	720	(3.2)	169	177	(4.5)
International	171	188	(9.0)	39	46	(15.2)
Other	47	48	(2.1)	9	12	(25.0)

	915	956	(4.3)	217	235	(7.7)

NZ WIRELINE

National Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
National calls
Revenue ($m)	276	279	(1.1)	66	70	(5.7)
Call minutes (m)	2,154	2,263	(4.8)	529	553	(4.3)
Average price (cents)	12.8	12.3	4.1	12.5	12.7	(1.6)

Calls to cellular networks
Revenue ($m)	293	303	(3.3)	71	72	(1.4)
Interconnect cost ($m)	229	226	1.3	57	55	3.6

Gross margin ($m)	64	77	(16.9)	14	17	(17.6)
Call minutes (m)	648	651	(0.5)	159	157	1.3
Average price (cents)	45.2	46.5	(2.8)	44.7	45.9	(2.6)

National 0800
Revenue ($m)	117	127	(7.9)	29	33	(12.1)
Call minutes (m)	698	788	(11.4)	162	199	(18.6)
Average price (cents)	16.8	16.1	4.3	17.9	16.6	7.8

Operator services
Revenue ($m)	11	11	—	3	2	50.0

Total national calling revenue decreased by 3.2% for the current year and 4.5% for Q4 2002-03. Revenue from national calls decreased by 1.1% for the year and 5.7% for Q4 2002-03 reflecting lower call minutes. The decrease in call minutes is partly due to e-mail, Internet and mobile substitution from traditional voice calling.

Revenue from calls to cellular networks decreased due to a slight decrease in call minutes for the year and lower average prices per call. National 0800 revenue decreased in line with lower call minutes. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

International Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
International calling
Revenue ($m)	171	188	(9.0)	39	46	(15.2)
Call minutes (m)	562	624	(9.9)	136	143	(4.9)
Average price (cents)	30.4	30.1	1.0	28.7	32.2	(10.9)

International calling revenue recorded in the NZ Wireline segment represents “outward” calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue reflects a decrease in call minutes for the year.

NZ WIRELINE

Interconnection Revenue

Interconnection revenue has decreased by 17% for the current year (7.7% in Q4 2002-03). The decrease is principally the result of the Telecommunications Commissioner’s recent determination on interconnection pricing, which lowered the interconnection rate received by Telecom.

In addition, interconnection revenue for the year was impacted by lower revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In Q1 2001-02 NZ Wireline acted as an intermediary in this interconnection relationship (recognising both interconnection revenue and cost of sale), whereas in Q1 2002-03 this interconnection relationship was directly between Telecom Mobile and the other mobile operators.

Data Revenue

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Data revenue
Digital Data Service	84	98	(14.3)	22	18	22.2
Lanlink	75	68	10.3	19	18	5.6
Frame relay	28	23	21.7	7	6	16.7
Other leased data	50	56	(10.7)	12	12	—
ADSL	56	32	75.0	17	10	70.0
IP Net/Netgate	39	41	(4.9)	10	10	—
ISDN	89	85	4.7	24	21	14.3
Other data	104	99	5.1	25	26	(3.8)

	525	502	4.6	136	121	12.4

Retail data	368	333	10.5	97	86	12.8
Wholesale data	157	169	(7.1)	39	35	11.4

	525	502	4.6	136	121	12.4

Data revenue grew by 4.6% for the current year and 12.4% for Q4 2002-03 compared to the corresponding periods in the prior year. Growth was mainly derived from ADSL, Frame relay and Lanlink while traditional data revenues, including DDS, declined in the full year due to substitution. In Q4 2002-03, DDS revenue increased, reflecting billing and credit adjustments in Q4 2001-02 which reduced reported revenue in that quarter.

ADSL revenue increased by $24 million (75%) for the current year and $7 million (70%) for Q4 2002-03 driven by the continued uptake of Telecom’s Jetstream service. At 30 June 2003 Telecom had approximately 72,000 Jetstream connections compared to 39,000 at 30 June 2002.

Frame relay growth reflects a higher number of circuits during the year and Lanlink revenue growth is due to a combination of increased circuit sizes, installations and higher circuits during the year.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $35 million (10.5%) for the current year and $11 million (12.8%) for Q4 2002-03. For the year, this growth was partially offset by a decrease in wholesale data revenue (revenue from sales of data services to other entities (including other Telecom operating segments) which use these services to provide products to end users). Adjustments to reflect the Commerce Commission’s determination on wholesaling of Telecom’s services have impacted wholesale data revenue in the current year. Wholesale revenue has also been impacted by the consolidation of other telecommunications companies’ operations. In Q4 2002-03 however, wholesale revenue increased, due mainly to the billing and credit adjustments in the prior comparable period discussed above.

NZ WIRELINE

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, solutions revenue, miscellaneous services provided to other segments and other non-recurring or non-core activities. The increase of $20 million (10.3%) for the current year and $30 million (58.8%) for Q4 2002-03 largely reflects TSO revenue of $22 million recognised in Q4 2002-03.

In accordance with the Telecommunications Act 2001 (“the Act”) Telecom’s costs of meeting the TSO are to be shared between industry participants. Telecom has been entitled to receive a contribution from other industry participants towards its TSO costs since 20 December 2001. The amount that Telecom would receive as a contribution to its TSO costs was previously uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. In June 2003, a draft determination was provided by the Commerce Commission. Telecom recognised $22 million of TSO revenue in June 2003 in accordance with the draft determination. This revenue covers the period from 20 December 2001 to 30 June 2003. This amount could change as a result of the Commerce Commission’s final determination.

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Operations and support expenses
Labour ($m)	248	255	(2.7)	64	67	(4.5)
Cost of sales ($m)	456	495	(7.9)	110	117	(6.0)
Other operating expenses ($m)	420	464	(9.5)	107	126	(15.1)

	1,124	1,214	(7.4)	281	310	(9.4)

Personnel numbers
Total staff at 30 June	3,488	3,505	(0.5)

Labour expense has decreased in 2003 as a result of decreased staff numbers (which have reduced by 0.5% as a result of productivity initiatives) and lower personnel accruals, partly offset by salary increases.

Cost of sales decreased 7.9% for the year and 6.0% for Q4 2002-03 as a result of lower international cost of sales reflecting falling wholesale prices. Coupled with lower interconnection cost of sales in Q1 2002-03, this led to the reduction in cost of sales for the year.

Other operating expenses decreased by 9.5% for the year and 15.1% for the quarter, with reductions across a range of cost categories including computer costs and bad debts. Q4 2001-02 also included $8 million of one-off restructuring costs.

Depreciation

Depreciation expense decreased by 3.2% for the year due to a small reduction in the network asset base.

NZ MOBILE

NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ  Mobile—Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Operating revenues
Cellular revenue	486	489	(0.6)	118	124	(4.8)
Mobile data	30	14	114.3	9	4	125.0
Other mobile	58	59	(1.7)	15	11	36.4

Total cellular and other mobile	574	562	2.1	142	139	2.2
Interconnection	204	199	2.5	51	49	4.1

	778	761	2.2	193	188	2.7

Operating expenses
Operations and support expenses	470	484	(2.9)	108	103	4.9

EBITDA	308	277	11.2	85	85	—
Depreciation and amortisation	170	144	18.1	43	36	19.4

Earnings from operations	138	133	3.8	42	49	(14.3)

Overview of Results

Total operating revenues increased by 2.2% for the current year and 2.7% for Q4 2002-03 compared to the corresponding periods in the prior year, due to growth in mobile data and interconnection revenue. Operating expenses decreased by 2.9% for the year despite an increase of 4.9% for the fourth quarter, reflecting lower cost of sales and direct costs following successful renegotiations with key suppliers. The increase in operating and support expenses in Q4 was largely the result of increased cost of sales and marketing costs.

Revenue growth and lower operating expenses have led to an increase in EBITDA of 11.2% for the year. However, higher operating expenses in Q4 2002-03 and increased depreciation charges meant that earnings from operations increased by 3.8% for the year and decreased by 14.3% for the quarter.

NZ Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Total mobile revenue	778	761	2.2	193	188	2.7
Mobile cost of sales	266	270	(1.5)	63	58	8.6

Mobile gross margin	512	491	4.3	130	130	—

NZ MOBILE

Total mobile revenue for the current year increased by 2.2% while Q4 2002-03 increased by 2.7%. This increase reflects growth in mobile data revenue, coupled with increased interconnection revenue. Other mobile revenue increased in Q4 2002-03 as a result of higher handset sales revenue, partly reflecting lower subsidies. For the full year, this growth was offset by one-off payments received from a supplier in Q2 2001-02 for the late delivery of 1XRTT (high speed data CDMA network upgrade).

Cost of sales decreased for the year by 1.5% resulting in growth in the mobile gross margin of $21 million (4.3%) for the year. The main reason for decreasing cost of sales for the year was lower customer acquisition and upgrade costs as growth in new subscriber numbers has slowed. This trend reversed in Q4 2002-03 as handset costs associated with subscribers upgrading from the TDMA to the CDMA network combined with new acquisitions drove up the cost of sales. This offset growth in revenue, leaving the Q4 2002-03 mobile gross margin stable compared to Q4 2001-02.

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Cellular revenue
Cellular revenue ($m)	486	489	(0.6)	118	124	(4.8)
Mobile data ($m)	30	14	114.3	9	4	125.0
Call minutes (m)	1,117	1,132	(1.3)	261	277	(5.8)

Connections at period end (000s)
Postpaid	518	514	0.8
Prepaid	534	562	(5.0)
Third party prepaid	198	232	(14.7)

Total	1,250	1,308	(4.4)

Average Revenue Per User (ARPU)
ARPU—$ per month
Postpaid	74.3	72.2	2.9	73.9	72.3	2.2
Prepaid	8.3	6.7	23.9	8.2	7.2	13.9
Third party prepaid	2.8	3.0	(6.7)	2.3	2.8	(17.9)

Total	34.9	31.1	12.2	35.0	31.5	11.1

Total ARPU including interconnection	48.5	43.3	12.0	48.1	43.6	10.3

Cellular revenue decreased by 0.6% in the current year reflecting lower call minutes. Total connections declined by 4.4% between 30 June 2002 and 30 June 2003 due to a decline in the prepaid base. Total ARPU (excluding interconnection) increased 12.2% for the year and 11.1% for the quarter, reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability.

At 30 June 2003, Telecom had approximately 1,250,000 cellular connections in New Zealand, down from 1,308,000 at 30 June 2002. Of the June 2003 total, 41.4% were postpaid customers, while 58.6% were prepaid customers. Third party prepaid connections shown in the table above represent the mobile business of The Warehouse, which uses Telecom’s TDMA network. In April 2003, Telecom and The Warehouse announced that they had reached an agreement to transfer this business to Telecom effective 1 July 2003.

NZ MOBILE

Telecom commercially launched its CDMA mobile network in July 2001. At 30 June 2003 there were approximately 320,000 customers connected to the CDMA network, representing 25.6% of the total customer base. Of the CDMA customer base, 79.6% are postpaid subscribers. Approximately 84,000 of Telecom’s CDMA connections are capable of using 1XRTT high speed data applications.

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Operations and support expenses
Labour ($m)	38	39	(2.6)	10	9	11.1
Cost of sales ($m)	266	270	(1.5)	63	58	8.6
Other operating expenses ($m)	166	175	(5.1)	35	36	(2.8)

	470	484	(2.9)	108	103	4.9

Personnel numbers
Total staff at 30 June	478	443	7.9

Labour expense decreased by 2.6% for the current year despite a small increase for Q4 2002-03, due to a lower number of contractors.

Cost of sales was lower by 1.5% for the current year but increased by 8.6% for Q4 2002-03 as discussed above. Other operating expenses decreased by 5.1% for the year and 2.8% in Q4 2002-03 due to favourable renegotiation of contracts with key suppliers of network related services.

Depreciation and Amortisation

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Depreciation and amortisation
Depreciation	163	137	19.0	41	34	20.6
Amortisation	7	7	—	2	2	—

	170	144	18.1	43	36	19.4

The increase in depreciation expense of $26 million for the year and $7 million for the quarter is mainly due to capital expenditure in the year ended 30 June 2002 and accelerated depreciation on a redundant wireless data platform.

INTERNATIONAL

INTERNATIONAL

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

International—Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Operating revenues
International calling	270	358	(24.6)	55	80	(31.3)
Data	68	74	(8.1)	19	18	5.6
Other operating revenue	33	68	(51.5)	11	17	(35.3)

	371	500	(25.8)	85	115	(26.1)

Operating expenses
Operations and support expenses	275	354	(22.3)	56	77	(27.3)

EBITDA	96	146	(34.2)	29	38	(23.7)
Depreciation	51	47	8.5	14	13	7.7

Earnings from operations	45	99	(54.5)	15	25	(40.0)

Overview of Results

Total operating revenue decreased by 25.8% for the current year and 26.1% for Q4 2002-03 compared to the corresponding periods in the prior year. Lower calling revenue was the result of lower rates used in agreements with other carriers for the reciprocal transfer of minutes and a strengthening New Zealand dollar as well as lower outward calling and transit revenues. The strengthening New Zealand dollar decreased revenue reported by the International segment by approximately $32 million in the current year.

The decrease in other operating revenue for the year reflects $28 million of gains on sale of network capacity recorded in the first six months of 2001-02 and $6 million of revenue relating to cable restoration recorded in Q4 2001-02. There were no gains on sale of network capacity in the current year.

Operating expenses decreased by 22.3% for the current year and 27.3% for Q4 2002-03, principally as a result of lower cost of sales due to the lower rates applied in agreements with other carriers for the reciprocal transfer of minutes as well as the effect of the strengthening New Zealand dollar.

EBITDA decreased by $50 million for the year, reflecting $28 million of gains on sale of network capacity in the first six months of 2001-02 and a $19 million decrease in the transit margin and $6 million of cable restoration revenue in Q4 2001-02. Coupled with a small increase in depreciation, this led to a decrease in earnings from operations of 54.5% for the current year and 40.0% for Q4 2002-03.

International Calling Revenue

International calling revenue in the International segment represents wholesale “outward” calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers’ networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers’ networks.

INTERNATIONAL

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

International calling margin
Outwards revenue	115	131	(12.2)	27	29	(6.9)
Inwards revenue	107	160	(33.1)	18	35	(48.6)
Outpayment and interconnect	(157)	(220)	(28.6)	(30)	(49)	(38.8)

International margin before transits	65	71	(8.5)	15	15	—
Transit margin	48	67	(28.4)	10	16	(37.5)

Total International calling margin	113	138	(18.1)	25	31	(19.4)

Revenue from outwards calling decreased as a result of both a fall in outwards minutes (reflecting lower international calling volumes from AAPT and the NZ Wireline segment) and a decrease in the price per minute. Despite an increase in inwards calling minutes for the year, inwards revenue decreased by 33.1% for the year and 48.6% for the fourth quarter as a result of further re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. The impact of the re-negotiated agreements on both revenue and cost of sales was approximately $38 million for the year ended 30 June 2003 compared to the previous corresponding period.

The International segment’s results were impacted by a strengthening New Zealand dollar. A significant portion of the International segment’s revenues (primarily inwards calling and transits) and expenses are denominated in US dollars. The average NZD:USD exchange rate for the current year was approximately 21.0% higher than the average rate for the previous year. This has led to lower revenues and expenses in the current year compared to the previous year.

The net margin from transit traffic decreased by 28.4% for the year and 37.5% for the fourth quarter due to a significant fall in the price per minute for transit traffic, more than offsetting growth in transit minutes. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate. This led to a decrease in the total international calling margin of 18.1% for the current year and 19.4% for Q4 2002-03 compared to the corresponding periods in the prior year.

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Outwards calls
Revenue ($m)	115	131	(12.2)	27	29	(6.9)
Call minutes (m)	829	914	(9.3)	199	214	(7.0)
Average price (cents)	13.9	14.3	(2.8)	13.6	13.6	—

Inwards calls
Revenue ($m)	107	160	(33.1)	18	35	(48.6)
Call minutes (m)	863	832	3.7	180	219	(17.8)
Average price (cents)	12.4	19.2	(35.4)	10.0	16.0	(37.5)

Transit call margin
Revenue ($m)	48	67	(28.4)	10	16	(37.5)
Call minutes (m)	1,471	1,300	13.2	377	329	14.6
Average price (cents)	3.3	5.2	(36.5)	2.7	4.9	(44.9)

INTERNATIONAL

Data Revenue

Data revenue for the current year decreased by 8.1% despite an increase in Q4 2002-03 of 5.6%. The decrease in the year was the result of lower pricing for data services provided to other segments (particularly for international internet carriage), market driven price reductions and the expiry of a leased circuit contract in the 2002 financial year.

Other Operating Revenue

Other operating revenue decreased by $35 million for the year and $6 million for the quarter compared to the corresponding periods in the prior year. The decrease reflects gains on the sale of network capacity of $28 million recorded in the first six months of 2001-02 and $6 million of revenue relating to cable restoration recorded in Q4 2001-02. There were no gains on sale of network capacity in the current year.

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %

Operations and support expenses
Labour ($m)	20	22	(9.1)	4	6	(33.3)
Cost of sales ($m)	209	278	(24.8)	43	61	(29.5)
Other operating expenses ($m)	46	54	(14.8)	9	10	(10.0)

	275	354	(22.3)	56	77	(27.3)

Personnel numbers
Total staff at 30 June	210	215	(2.3)

Labour expense for the current year and fourth quarter decreased, consistent with a decline in staff numbers and lower personnel accruals.

Cost of sales decreased by 24.8% for the year and 29.5% for the fourth quarter reflecting lower outward volumes and lower cost per minute for outpayment as a result of renegotiated reciprocal transfer rates and an appreciation of the NZD:USD exchange rate.

Other operating expenses decreased by 14.8% for the year primarily as a result of lower cable maintenance costs.

Depreciation

Depreciation expense increased by $4 million (8.5%) for the year and $1 million (7.7%) for the quarter due to depreciation commencing on recently acquired international cable capacity.

INTERNET AND DIRECTORIES SERVICES

INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra—a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories—publishes White PagesTM and Yellow Pages® directories in New Zealand.

Internet and Directories Services—Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues
Internet	135	106	27.4	36	30	20.0
Directories	210	202	4.0	38	37	2.7

	345	308	12.0	74	67	10.4

Operating expenses
Operations and support expenses	186	184	1.1	37	43	(14.0)

EBITDA	159	124	28.2	37	24	54.2
Depreciation	14	14	—	3	4	(25.0)

Earnings from operations	145	110	31.8	34	20	70.0

Overview of Results

Total revenue grew by $37 million (12.0%) for the year and $7 million (10.4%) for Q4 2002-03 compared to the corresponding periods in the prior year. The key driver of revenue growth was Internet revenue, which was up 27.4% for the year and 20.0% for the quarter.

Operating expenses and depreciation have remained stable for the year following a 14% decrease in operating expenses in Q4 2002-03. As a result, earnings from operations increased by $35 million (31.8%) for the year and $14 million (70.0%) for the fourth quarter.

INTERNET AND DIRECTORIES SERVICES

Internet Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Internet revenue
Internet revenue ($m)	135	106	27.4	36	30	20.0
Active dial-up customers at period end (000s)	430	380	13.2
Total dial-up hours (m)	164.4	124.8	31.7	44.3	35.9	23.4
Average hours per active customer per month	33.3	30.6	8.8	34.6	31.9	8.5

Xtra’s Internet revenue increased by $29 million (27.4%) for the current year and $6 million (20.0%) for Q4 2002-03. The increase principally reflects growth in active customer numbers and take-up of higher value products.

Directories Revenue

Directories revenue increased by $8 million (4.0%) for the current year and $1 million (2.7%) for the quarter compared to the corresponding periods in the prior year. The increased revenue is driven by both price and volume increases.

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Operations and support expenses
Labour ($m)	44	40	10.0	12	10	20.0
Cost of sales ($m)	79	78	1.3	13	17	(23.5)
Other operating expenses ($m)	63	66	(4.5)	12	16	(25.0)

	186	184	1.1	37	43	(14.0)

Personnel numbers
Total staff at 30 June	647	659	(1.8)

Labour costs increased due to salary increases and higher personnel accruals. The increase in cost of sales for the year reflects growth in volumes of Internet business. This was offset in Q4 2002-03 by supplier rebates and timing differences around the publication of directories.

Other operating expenses decreased by 4.5% for the year as a result of operating efficiencies. Q4 2002-03 was positively impacted by timing differences.

Depreciation

Depreciation expense for the current year was unchanged compared to the prior period.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer, and Australian Business and Internet Services. The consolidated results for Australian Operations are set out in the table below.

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %

Operating revenues
Local Service	51	54	(5.6)	13	15	(13.3)
Calling	499	616	(19.0)	116	144	(19.4)
Cellular and other mobile	226	267	(15.4)	60	60	—
Interconnection	41	34	20.6	11	13	(15.4)
Internet	97	103	(5.8)	24	24	—
Data	211	228	(7.5)	55	62	(11.3)
Resale	277	408	(32.1)	66	94	(29.8)
Other operating revenue	62	91	(31.9)	17	19	NM

	1,464	1,801	(18.7)	362	431	(16.0)

Operating expenses
Operations and support expenses	1,289	1,619	(20.4)	310	363	(14.6)

EBITDA	175	182	(3.8)	52	68	(23.5)
Depreciation and amortisation	158	138	14.5	43	37	16.2

Earnings from operations	17	44	(61.4)	9	31	(71.0)

Earnings/(losses) from operations by segment
Australian Consumer	8	61	(86.9)	(8)	28	(128.6)
Australian Business & Internet	9	(17)	152.9	17	3	466.7

	17	44	(61.4)	9	31	(71.0)

NM	= Not a Meaningful Comparison

An analysis of Australian Operations results by segment follows.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by AAPT Mobile (previously known as CellularOne).

Australian Consumer—Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues
Local service	1	1	—	—	—	—
Calling	247	311	(20.6)	56	73	(23.3)
Cellular and other mobile	215	267	(19.5)	56	58	(3.4)
Interconnection	1	1	—	—	—	—
Internet	8	9	(11.1)	2	2	—
Resale	220	320	(31.3)	55	67	(17.9)
Other operating revenue	1	9	(88.9)	—	3	(100.0)

	693	918	(24.5)	169	203	(16.7)

Operating expenses
Operations and support expenses	646	820	(21.2)	167	166	0.6

EBITDA	47	98	(52.0)	2	37	(94.6)
Depreciation and amortisation	39	37	5.4	10	9	11.1

Earnings/(loss) from operations	8	61	(86.9)	(8)	28	(128.6)

Overview of Results

EBITDA decreased 52.0% for the year including a 94.6% decrease in Q4 2002-03. The decrease principally reflects a decrease in revenue caused by the reduced customer base, coupled with one-off benefits relating to the mobile services agreement with Vodafone recognised in the prior year. Operating expenses decreased by 21.2% for the year mainly due to lower cost of sales as a result of lower operating revenue, reduced vendor pricing and a sales mix improvement. Operating expenses were however stable in Q4 2002-03 as lower cost of sales were offset by additional expenditure on advertising in Q4 2002-03 in preparation for a marketing campaign in Q1 of 2003-04 and additional charges to provide for doubtful debts in Q4 2002-03.

Revenue for both the year and the quarter decreased as a result of a smaller customer base that led to falls in National and International categories, and local call resale services not being actively marketed. The Australian Consumer segment had approximately 446,000 fixed line customers at 30 June 2003, compared to 512,000 at 30 June 2002 (and 441,000 at 31 March 2003). The decline in revenue led to reduced operating expenses as cost of sales decreased.

The Australian Consumer segment had 282,000 mobile connections at 30 June 2003, up from 224,000 at 30 June 2002 though down from 307,000 at 31 March 2003.

The continuation of the sales and marketing campaign in Q1 2003-04 for a full service offering aims to attract additional customers and reduce churn.

AUSTRALIAN CONSUMER

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average NZD:AUD exchange rate for the current year was 8.3% higher than the average rate for the prior year. This reduced the reported revenues by approximately $58 million for the year and $10 million for Q4 2002-03 compared to the corresponding periods in the prior year, as well as impacting on expenses.

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Calling revenue
National	204	249	(18.1)	47	59	(20.3)
International	43	62	(30.6)	9	14	(35.7)

	247	311	(20.6)	56	73	(23.3)

National Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
National calls
Revenue ($m)	84	112	(25.0)	19	25	(24.0)
Call minutes (m)	673	733	(8.2)	169	178	(5.1)
Average price (A$ cents*)	11.0	12.6	(12.7)	10.0	12.3	(18.7)

Calls to cellular networks
Revenue ($m)	120	137	(12.4)	28	34	(17.6)
Call minutes (m)	253	272	(7.0)	61	67	(9.0)
Average price (A$ cents*)	42.2	41.1	2.7	42.0	41.6	1.0

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.0% for the year and 24.0% in Q4 2002-03 as a result of lower customer numbers and price reductions reflecting changes in market rates driven by Telstra’s line rental rebalancing programme.

Revenue from calls to cellular networks decreased in both the year and quarter primarily driven by lower customer numbers partly offset by an increase in the average price per minute.

AUSTRALIAN CONSUMER

International Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
International calling revenue
Total International calling ($m)	43	62	(30.6)	9	14	(35.7)
Call minutes (m)	166	202	(17.8)	40	46	(13.0)
Average price (A$ cents*)	23.1	24.7	(6.5)	21.0	24.3	(13.6)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer’s international revenues come from outward calls originated by AAPT customers. International revenue was $43 million for the year (a decrease of 30.6% from the previous year), and $9 million for Q4 2002-03 (a decrease of 35.7%). The decline in international revenue primarily reflects decreased call minutes due to the lower customer base coupled with the decline in the average price.

Cellular and Other Mobile

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Cellular and other mobile
Total mobile revenue ($m)	215	267	(19.5)	56	58	(3.4)
Mobile cost of sales ($m)	(158)	(192)	(17.7)	(36)	(28)	28.6

Mobile gross margin ($m)	57	75	(24.0)	20	30	(33.3)

Connections at period end (000s)	282	224	25.9

Cellular and other mobile revenue decreased by 19.5% for the year and 3.4% for the quarter, principally as a result of lower connection bonuses and payments received under the mobile services agreement with Vodafone in 2001-02.

Mobile gross margin fell 24.0% for the year and 33.3% for the quarter, again mainly due to one-off benefits received under this agreement recognised in 2001-02. Rebates and subsidies under the mobile services agreement reduced cost of sales for the year ended 2001-02 by $20 million ($7 million in Q4 2001-02) and payments received under this same agreement increased revenue for the year ended 2001-02 by $12 million (none in Q4 2001-02). Excluding the one-off benefits, mobile gross margin would have increased by $14 million (32.6%) for the year but would have decreased by $3 million (13.0%) for the quarter.

Total cellular connections increased by 58,000 (25.9%) between 30 June 2002 and 30 June 2003.

Resale

Resale revenue decreased by 31.3% for the year and 17.9% for Q4 2002-03. The decrease was the result of changes in the way resale services were marketed and priced.

AUSTRALIAN CONSUMER

AAPT targeted the offering of local call resale primarily to those customers who are significant users of AAPT’s long distance services. This resulted in a low percentage of new acquisitions having local call resale services with AAPT.

Retail prices for local call resale were increased to market rates to support AAPT’s strategy to minimise acquisition of low spending long distance calling customers. Coupled with improvements in pricing arrangements negotiated with suppliers, this has improved margins. As a result of the improvements in margin, AAPT has recently reverted to actively marketing full service at point of sale. A new marketing campaign in Q1 2003-04 will promote these services.

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Operations and support expenses
Labour ($m)	41	42	(2.4)	10	10	—
Cost of sales ($m)	478	651	(26.6)	112	127	(11.8)
Other operating expenses ($m)	96	90	6.7	37	20	85.0
Allocated costs ($m)	31	37	(16.2)	8	9	(11.1)

	646	820	(21.2)	167	166	0.6

Personnel numbers
Total staff at 30 June	613	678	(9.6)

Labour expenses decreased for the current year reflecting a decline in staff numbers partly offset by an increase in average salaries.

Cost of sales decreased 26.6% for the year and 11.8% for the fourth quarter, as a result of decreasing revenue and price negotiation with suppliers.

Other operating expenses in Q4 2002-03 increased by $17 million as a result of one-off additional provisions arising from a review of the Australian Consumer segment’s accounts receivable at year end ($7 million) and additional advertising expenses.

Allocated costs represent the Consumer segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Depreciation and amortisation
Depreciation	38	33	15.2	11	8	37.5
Amortisation	1	4	(75.0)	(1)	1	(200.0)

	39	37	5.4	10	9	11.1

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $5 million (15.2%) for the year, and $3 million (37.5%) for Q4 2002-03.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

AUSTRALIAN BUSINESS AND INTERNET SERVICES

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT’s business, corporate, government and wholesale customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

Australian Business and Internet Services—Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Operating revenues
Local Service	50	52	(3.8)	13	14	(7.1)
Calling	253	307	(17.6)	60	72	(16.7)
Cellular and other mobile	33	28	17.9	10	10	—
Interconnection	39	33	18.2	10	12	(16.7)
Internet	89	94	(5.3)	22	22	—
Data	211	225	(6.2)	54	62	(12.9)
Resale	58	106	(45.3)	12	26	(53.8)
Other operating revenue	62	66	(6.1)	15	13	15.4

	795	911	(12.7)	196	231	(15.2)

Operating expenses
Operations and support expenses	667	827	(19.3)	146	200	(27.0)

EBITDA	128	84	52.4	50	31	61.3
Depreciation and amortisation	119	101	17.8	33	28	17.9

Earnings/(losses) from operations	9	(17)	152.9	17	3	466.7

Overview of Results

EBITDA grew by 52.4% for the year and 61.3% for Q4 2002-03, reflecting lower expenses in both periods partly offset by reduced revenue. EBITDA growth resulted from a shift in revenue mix towards higher margin business, operational savings, a reduction in acquisition activity and improvements in the delivery of services to existing customers.

Total operating revenue decreased by 12.7% for the current year and 15.2% for Q4 2002-03 compared to the corresponding periods in the prior year. Lower calling and resale revenues were the most significant factors in this decrease. Operating expenses decreased by 19.3% and 27.0% for the year and quarter respectively, with reductions in personnel costs, cost of sales and other operating expenses.

Although depreciation and amortisation increased, earnings from operations improved by $26 million for the year and $14 million for the quarter.

Reported Australian results have been affected by an appreciation of the New Zealand dollar against the Australian dollar. The average NZD:AUD exchange rate for the current year was 8.3% higher than the average rate for the prior year. This reduced the reported revenues by approximately $66 million for the current year and $11 million for Q4 2002-03 compared to the corresponding periods in the prior year, as well as having a similar impact on expenses.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Calling revenue
National	186	234	(20.5)	44	55	(20.0)
International	60	66	(9.1)	15	16	(6.3)
Other	7	7	—	1	1	—

	253	307	(17.6)	60	72	(16.7)

National Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
National calls
Revenue ($m)	81	108	(25.0)	19	21	(9.5)
Call minutes (m)	907	796	13.9	232	214	8.4
Average price (A$ cents*)	8.7	10.5	(17.1)	7.2	9.6	(25.0)

Calls to cellular networks
Revenue ($m)	105	126	(16.7)	25	34	(26.5)
Call minutes (m)	328	327	0.3	83	83	—
Average price (A$ cents*)	28.4	30.8	(7.8)	27.0	30.1	(10.3)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.0% for the year and 9.5% for Q4 2002-03, reflecting an increase in call minutes offset by lower average prices in line with market trends and improved interconnect cost arrangements.

Revenue from calls to cellular networks decreased by 16.7% for the year and 26.5% for the quarter due to a decrease in the average price per minute, reflecting the increasingly competitive nature of the business.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

International Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
International calling revenue
Total International calling ($m)	60	66	(9.1)	15	16	(6.3)
Call minutes (m)	205	196	4.6	69	35	97.1
Average price (A$ cents*)	17.4	19.7	(11.7)	12.6	19.6	(35.7)

*	Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue decreased by 9.1% for the year and 6.3% for the quarter reflecting an increase in call minutes offset by a lower average price. The lower average price reflects a change in destination mix, pricing pressure and the opportunistic wholesaling of minutes to specific destinations. Call minutes increased significantly in Q4 2002-03 due to a significant increase in wholesale minutes, which also reduced price per minute.

Internet Revenue

Internet revenue decreased 5.3% for the year. Considerable traffic growth was achieved by Connect, but this was offset by competitive pricing pressure.

Resale Revenue

Resale revenue decreased by 45.3% for the year, reflecting the changes made to the resale service as a result of a focus on pursuing higher value customers. The three drivers in the reduction of this revenue stream are: conversion of some resale voice customers to switched voice customers, conversion of some data customers to on-net data customers, and the exiting of some low value customers.

Operating Expenses

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Operations and support expenses
Labour ($m)	84	117	(28.2)	19	27	(29.6)
Cost of sales ($m)	466	579	(19.5)	105	155	(32.3)
Other operating expenses ($m)	60	76	(21.1)	10	4	150.0
Allocated costs ($m)	57	55	3.6	12	14	(14.3)

	667	827	(19.3)	146	200	(27.0)

Personnel numbers
Total staff at 30 June	668	708	(5.6)

Labour expense decreased by $33 million (28.2%) for the year and $8 million (29.6%) for the quarter as a result of lower staff numbers.

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Cost of sales decreased by 19.5% in the year and 32.3% in Q4 2002-03. The decrease was the result of a change in revenue mix, improved supplier pricing and network enhancements.

Other operating expenses decreased 21.1% for the year as a result of tight cost control.

Allocated costs represent the Business and Internet Services segment’s share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed “Allocated Costs” for a discussion of movements in this expense.

Depreciation and Amortisation

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Depreciation and amortisation
Depreciation	113	92	22.8	31	26	19.2
Amortisation	6	9	(33.3)	2	2	—

	119	101	17.8	33	28	17.9

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $21 million (22.8%) in the year and $5 million (19.2%) in the quarter due to depreciation commencing on new network infrastructure investment.

Allocated Costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

	Year ended 30 June			Quarter ended 30 June
	2003	2002	Change %	2003	2002	Change %
Allocated costs
Labour ($m)	38	47	(19.1)	7	11	(36.4)
Other operating expenses ($m)	50	45	11.1	13	12	8.3

	88	92	(4.3)	20	23	(13.0)

Personnel numbers
Total staff at 30 June	369	446	(17.3)

Labour expense decreased by 19.1% for the year and 36.4% for Q4 2002-03 quarter compared to the corresponding periods in the prior year, reflecting a reduction in staff numbers.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Revenue
Other operating revenue	7	38	(81.6)	2	—	NM

Operating expenses
Operations and support expenses	113	79	43.0	30	8	275.0
Depreciation	17	11	54.5	5	3	66.7
Amortisation of AAPT goodwill	51	91	(44.0)	12	23	(47.8)

Personnel numbers
Total staff at 30 June	217	252	(13.9)

NM:	Not a meaningful comparison

Corporate revenue of $7 million for the current year represents dividend income and a small gain on sale of an international telecommunications investment. The corporate revenue recorded in the prior year is primarily gains on prepayment of cross border leases of $34 million recorded in HY 2001-02.

Operations and support expenses increased by $34 million (43.0%). Q4 2001-02 included a credit of $19 million as a result of the termination of a hedge of a foreign exchange transaction. Adjusting for this, the increase would have been 15.3% for the year and 11.1% for the fourth quarter. This was principally as a result of a change in the way certain expenses are allocated between the Corporate segment and the operating segments, primarily due to the consolidation of certain computer costs within Corporate. Increased costs were also incurred in connection with participating in the new regulatory process in New Zealand.

The decrease in the amortisation of AAPT goodwill reflects the write-down of AAPT goodwill at 30 June 2002.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for the current year of $393 million decreased by $20 million (4.8%) compared to the prior year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt, which has been partially offset by a decrease in capitalised interest.

TAXATION (CONSOLIDATED)

Income tax expense for the current year of $391 million increased by $26 million (7.1%) compared to the previous corresponding year due to higher earnings before tax and a one-off credit to tax expense of $8 million recorded in Q4 2001-02 as a result of a change in accounting policy. The effective tax rate was 35.4% for the current year, compared to 35.2% for the prior year (excluding the $850 million write down of AAPT, which was not tax effected). The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

CAPITAL EXPENDITURE

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Capital expenditure
NZ Wireline	305	221	38.0	135	64	110.9
NZ Mobile	69	138	(50.0)	43	76	(43.4)
International	108	171	(36.8)	3	5	(40.0)
Internet and Directories Services	9	11	(18.2)	5	5	—
Australian Consumer	16	32	(50.0)	5	3	66.7
Australian Business & Internet	67	178	(62.4)	23	42	(45.2)
Corporate and Other	26	27	(3.7)	12	16	(25.0)

	600	778	(22.9)	226	211	7.1

Total capital expenditure has decreased by 22.9% for the current year compared to the prior year. This reflects tight control of capital expenditure as well as reduced purchases of Southern Cross capacity by the International segment and the completion of the CDMA project in the prior year.

In the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $350 million relates to NZ Wireline, $75 million to NZ Mobile, $70 million to International, $10 million to Internet and Directories Services, $15 million to Australian Consumer, $105 million to Australian Business and Internet and $25 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 72.7% at 30 June 2003, compared to 80.0% at 30 June 2002 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction.

Net debt was $4,694 million at 30 June 2003, a reduction of $606 million from net debt at 30 June 2002 of $5,300 million. Of this reduction in debt, $206 million occurred in Q4 2002-03. Telecom will continue to seek to reduce debt levels from operating cash flows in order to achieve desired coverage ratios to protect its current credit rating. To achieve this, Telecom may, from time to time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Cash was provided from/(applied to):
Cash received from customers	5,251	5,396	(2.7)	1,302	1,424	(8.6)
Payments to suppliers and employees	(2,978)	(3,350)	(11.1)	(657)	(642)	2.3
Net interest paid	(403)	(429)	(6.1)	(128)	(149)	(14.1)
Tax paid	(307)	(304)	1.0	(72)	(94)	(23.4)
Other operating cash flows	3	38	(92.1)	—	—	—

Net operating cash flows	1,566	1,351	15.9	445	539	(17.4)
Net purchase of fixed assets	(581)	(773)	(24.8)	(155)	(221)	(29.9)
Net sale/(purchase) of short-term investments	162	(157)	(203.2)	(6)	(190)	(96.8)
Net purchase/(sale) of long-term investments	(121)	(341)	(64.5)	2	(13)	(115.4)

Net investing cash flows	(540)	(1,271)	(57.5)	(159)	(424)	(62.5)
(Repayment of)/proceeds from debt	(702)	271	(359.0)	(197)	(21)	838.1
Dividends paid	(286)	(345)	(17.1)	(68)	(88)	(22.7)

Net financing cash flows	(988)	(74)	NM	(265)	(109)	143.1

Net cash flow	38	6	NM	21	6	250.0

NM = Not a Meaningful Comparison

Net cash flows from operating activities were $1,566 million for the year, an increase of $215 million from the prior year. This primarily resulted from lower payments to suppliers and employees (due to reduced operating expenses).

The net cash outflow for investing activities was $540 million in the current year, a decrease of $731 million from the prior year. The decrease mainly reflects the sale of short-term investments in the current year compared to the purchase of short-term investments in the prior year, and lower capital expenditure coupled with lower cash paid for the purchase of long-term investments. In the current year, Telecom paid its remaining equity commitment to Hutchison 3G Australia (“H3G”) of A$150 million and sold its investment in EDS New Zealand back to EDS. In the previous year Telecom paid A$250 million to acquire its 19.9% investment in H3G.

The net cash outflow for financing activities in the current year was $988 million, compared to $74 million in the prior year. The decrease in financing cash flows resulted from the net repayment of $245 million of long-term debt in the current year, compared with significant proceeds from long-term debt issues being received in year ended 30 June 2002.

Australian Operations Cash Flows

The cash flow position for Australian Operations, represented by EBITDA less capital expenditure, continued to be positive in Q4 2002-03, after first becoming positive in Q4 2001-02.

	Year ended 30 June			Quarter ended 30 June
	2003 $m	2002 $m	Change %	2003 $m	2002 $m	Change %
Australian Operations
EBITDA	175	182	(3.8)	52	68	(23.5)
Less capital expenditure	(83)	(210)	(60.5)	(28)	(45)	(37.8)

	92	(28)	428.6	24	23	(4.3)

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Wholesaling

In May 2003 the Commerce Commission released its final determination relating to the supply of services on a wholesale basis between Telecom and TelstraClear. Services covered by the Commission’s determination include business line rental and local calling, fixed-to-mobile services, directory assistance, voice messaging, business and residential broadband access and data services outside the major centres.

The Commission’s determination is effective for 18 months from 12 May 2003. The determination largely relates to the wholesaling of business services and residential broadband. Specifically, the Commission determined that 98 of the 308 Telecom services TelstraClear had sought would be available to TelstraClear in specific markets on a resale basis. The Commission set a wholesale price of 16% off Telecom’s standard retail prices for these services. Both parties have applied for a final pricing review.

TelstraClear has made a separate application in respect of residential local access and calling services, which is currently being investigated by the Commission. A draft determination on this second application is expected to be released shortly.

Interconnection

The interconnection price is the charge payable by one carrier to the other for handling various calls between the two networks. This includes the local end of toll calls, toll free calls and fixed to mobile calls.

Both Telecom and TelstraClear have applied to the Commission for a final pricing review of the initial interconnection price determined by the Commission, which was based on an international benchmarking exercise. The Commission will now review the price on the basis of the Total Service Long Run Incremental Cost (TSLRIC) pricing methodology.

The Commission is developing a TSLRIC principles paper that is expected to be released in early September. The Commission will use the TSLRIC methodology to assist it in making its final determination relating to the pricing review applications filed by both Telecom and TelstraClear.

CallPlus Interconnection

CallPlus applied to the Commission in December 2002 for a determination relating to interconnection services and wholesale (resale) services from Telecom. The Commission decided to separate CallPlus’ application into interconnection and wholesale.

In a draft determination issued in July, the Commission indicated that the interconnection price is likely to be set at 1.13 cents per minute. This is the same price as the initial interconnection price set by the Commission as applying between Telecom and Telstra Clear. In its draft determination the Commission has also indicated that the “national transport” component of long distance calls is not a regulated service, and that “bill and keep” is an appropriate payment mechanism for local interconnection.

The Commission is now calling for submissions from interested parties on its draft determination and intends to hold a conference shortly after.

Calculating Kiwi Share Losses

The Commerce Commission released its draft determination on the calculation of Telecom’s net cost of complying with its telecommunication service obligations (TSO) in June 2003.

The draft calculation is for approximately six months from the passing of the Telecommunications Act in December 2001 to June 2002. The annualised figure has been calculated in the draft determination to be $73.5 million. Based on this draft determination, Telecom has accrued $22 million of revenue at 30 June 2003, representing the contribution to Telecom’s TSO costs called for by the Act, for the period from December 2001 to 30 June 2003. This amount could change as a result of the Commission’s final determination.

The cost will be apportioned between Telecom, TelstraClear Limited, WorldxChange Communications Limited, Vodafone New Zealand Limited, CallPlus Limited, Compass Communications Limited, Teamtalk Limited, The Internet Group Limited (ihug) and Global One Communications (recently merged with Equant New Zealand Limited), in proportion to their retail revenues.

Interested parties are invited to make submissions on the draft determination. The final determination is expected to be issued before the end of the year.

The net cost is required to include a reasonable return on capital to service non-viable customers. The Commission has tentatively that an after tax return of 6 percent is reasonable, a position which Telecom is contesting.

Local Loop Unbundling

The Commission has begun an investigation into the unbundling of Telecom’s local loop network and its fixed Public Data Network. An issues paper was released in March.

Section 64 of the Telecommunications Act 2001 requires the Commission to investigate whether the following services should be regulated:

a)	access to the unbundled elements of Telecom’s local loop network; and

b)	access to the unbundled elements of, and interconnection with, Telecom’s fixed Public Data Network.

The Commission will hear submissions and hold a conference on the issue and is expected to report to the Minister of Communications no later than 20 December 2003.

Pricing Principle

The Commission is investigating whether the formula under the Telecommunications Act for setting initial prices for bundled service offerings should be amended. The Minister of Communications requested the investigation. The Commission agreed that there are reasonable grounds to commence an investigation. In May 2003, the Commission released a draft report proposing an amendment to the formula under the Telecommunications Act for setting initial prices for bundled service offerings.

As currently drafted, the initial pricing principle (IPP) for bundles of retail services offered by means of Telecom’s fixed telecommunications network applies a double discount to any bundle that includes a price-capped service. The Commission’s view that applying a double discount to any bundle including a price-capped service is inconsistent with the treatment of other designated services elsewhere in the Act.

In the draft report, the Commission proposes that the IPP is amended to apply a single discount of 2% to price-capped services within a bundle, consistent with the treatment of price-capped services elsewhere in the Act. Submissions have been received from interested parties and a final report is pending. The Commission has indicated that it will not hold a conference or public hearing on this matter.

Number Portability

Five telecommunications carriers have applied to the Commission for a determination in respect of the local telephone and mobile telephone number portability services. The five carriers are TelstraClear, Callplus, Compass Communications, ihug and WorldxChange Communications.

The application states that the access seekers and access providers to the determination may include (but are not necessarily limited to): TelstraClear; CallPlus; Compass Communications; ihug; WorldxChange; Telecom; Vodafone New Zealand; and Walker Wireless. The applicants seek a determination on how the cost of providing number portability should be apportioned between participants.

The Commission has decided to investigate the application. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of a softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom does not expect significant new sales of international bandwidth or cable capacity to occur for at least the next twelve months.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2003, Telecom held Southern Cross capacity with a book value of approximately $329 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $82 million over the next two years. Management believes that the expected future cash flows from the use of this capacity exceed the current book value and the cost of the commitment to acquire further capacity based on current business plans and expectations.

Telecom has also provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of NZ$109 million (including accrued interest). Telecom believes these advances are fully recoverable.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become further depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom’s international network capacity assets. Such developments could also adversely impact Southern Cross’ ability to repay debt.

On 30 April 2003, SCCN agreed a restructured facility with its senior bank syndicate that rescheduled certain of SCCN’s debt repayments to better align these with anticipated future cash flows and a reassessed SCCN business plan. Under these revised arrangements, the maturity date for US$151 million (“Tranche C”) of SCCN’s senior debt has been extended, with maturity now occurring in five years time in April 2008. In addition, other terms applicable to the outstanding bank debt have been modified to provide SCCN with additional financial flexibility.

As part of this restructured facility, Telecom and Optus have agreed to provide (either directly or through members of their respective groups) contingent credit support in respect of Tranche C loans in favour of the senior bank syndicate. Telecom has provided contingent credit support for up to US$106 million of Tranche C and Optus has provided contingent credit support for up to US$45 million of Tranche C. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of Tranche C.

In order to realign the levels of contingent credit support with Telecom’s and Optus’ respective shareholdings in SCCN, Telecom has priority in reducing the level of its contingent credit support, relative to Optus. This priority is in respect of the first US$49 million worth of Tranche C loans to be repaid out of third party capacity sales and SCCN’s other surplus funds. As such, the first US$49 million of repayments from such sources will be applied solely to reduce Telecom’s contingent credit support exposure.

Beyond the first US$49 million of repayments, further deferred loan repayments from such sources will see Telecom’s and Optus’ contingent credit support exposure reduced proportional with their relative shareholdings. Telecom and Optus will each earn support fees, payable by SCCN, commensurate with their respective levels of contingent credit support.

As at 30 June 2003, SCCN was capitalised via US$30 million of shareholders equity and had US$120 million of shareholder advances and US$356 million of senior bank debt (made up of Tranche A of US$208 million and Tranche C of US$148 million). SCCN also expects to collect US$240 million of future committed capacity sales

Network Outsourcing Agreements Signed

In June 2003, Telecom announced that it had entered into two five year outsourcing agreements with Alcatel. The agreements will result in Alcatel taking increased responsibility for network planning, development and operations for Telecom’s network in New Zealand and AAPT’s network in Australia. The outsourcing agreements build on the strategic partnering relationship between Telecom and Alcatel to develop Telecom’s trans-Tasman next generation network announced in June 2002. As a result of the outsourcing agreements, which have a combined value of approximately $180 million, approximately 200 Telecom New Zealand employees and 100 AAPT employees transferred to Alcatel on 1 July 2003.

In June 2003 Telecom also announced that it had signed a $200 million (approximately), five year agreement with Lucent to supply and manage Telecom’s CDMA network in New Zealand. Approximately 50 Telecom staff transferred to Lucent on 1 July 2003 as a result of the agreement. Lucent had previously built and deployed the CDMA network for Telecom.

Adoption of International Financial Reporting Standards

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (IFRS) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the option of voluntarily adopting IFRS for periods beginning on or after 1 January 2005. This followed a similar announcement in Australia that IFRS will be adopted in Australia from 2005 onwards. Adoption of IFRS will bring New Zealand accounting standards into line with the increasing number of jurisdictions that are mandating their application.

While IFRS are similar to existing New Zealand Financial Reporting Standards in most respects, there are a number of significant differences between the two, most notably in the areas of accounting for financial instruments, taxation, intangible assets and business combinations. These differences will affect the reported results of New Zealand entities, including Telecom, upon adoption of IFRS.

Telecom currently intends to adopt IFRS for the year ended 30 June 2006. In line with Telecom’s normal reporting practice, two years of comparative data will be presented in the Statement of Financial Performance restated in accordance with IFRS, with one year of restated data in the Statement of Financial Position.

Valuation of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to the CDMA network. Telecom expects to transition all TDMA customers to the CDMA network, at which point it will be closed down. This is currently expected to occur towards the end of 2007.

At 30 June 2003, the carrying value of the TDMA network is approximately $245 million. This value is presently supported by the cash flows that the network generates. However, as the rate of customer transition from TDMA to CDMA increases, the cash flows that the network will generate are forecast to decline. Current forecasts indicate that in the year ended 30 June 2004 the present value of the future cash flows of the TDMA network will fall below the carrying value.

Telecom will continue to closely monitor the valuation of its TDMA network and should it be determined in future that the carrying amount is no longer supported by the present value of the future cash flows, a charge will be recognised to write the value of the asset down to a level that is supported by these cash flows. The amount and timing of such a charge will ultimately depend on the rate at which customers transition from the TDMA network and the cash flow profile of the remaining customers. Based on current estimates, an impairment charge of between $70 million and $90 million ($47 million to $60 million net of tax) may be required in the financial year ended 30 June 2004.

Accounting for Share Options

In the Q4 2001-02 Management Commentary, Telecom indicated that it was considering a change in its accounting policy relating to share options issued to employees once a clear direction on international accounting standards emerged. Since this time, the International Accounting Standards Board (IASB) has issued an exposure draft of an International Financial Reporting Standard that would require share options to be recognised as an expense based on their fair value. Following a review of submissions on its exposure draft, the IASB has confirmed that a fair value approach will be required in the final standard. The Financial Accounting Standards Board in the United States has also announced that it intends to amend the US standard on share based compensation to require a fair value approach to accounting for employee share options.

Given the overseas consensus is a fair value based approach to accounting for share options, Telecom will adopt this approach from 1 July 2003. In accordance with the IASB exposure draft, such an approach will be adopted prospectively (i.e. applied to future option grants, but not retrospectively applied to existing grants). Had this change in policy been made in the 2003 financial year, it would have resulted in an additional pre-tax charge to expenses of approximately $6 million.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line)—A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access)—An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection—A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

DDS (Digital Data Service)—A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay—Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or “relayed” directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G—Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol)—A principal communications protocol used in the Internet.

IPNet—Telecom’s network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network)—Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink—A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network)—A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access)—The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO—The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

VPN (Virtual Private Network)—A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800—The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology)—A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation—mobile network)—Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

	Year ended 30-Jun				Variation 2003:2002
(in NZ$ millions, except percentages)	2003	%	2002	%	$	%
Operating Revenues

Local Services	1,110	21.4	1,080	19.5	30	2.8
Calling
National	1,090	21.0	1,178	21.3	(88)	(7.5)
International	401	7.7	531	9.6	(130)	(24.5)
Other	51	1.0	54	1.0	(3)	(5.6)

	1,542	29.7	1,763	31.8	(221)	(12.5)

Interconnection	154	3.0	145	2.6	9	6.2
Cellular and other mobile	796	15.3	822	14.8	(26)	(3.2)
Internet	230	4.4	209	3.8	21	10.0
Data	666	12.8	650	11.7	16	2.5

Other operating revenues
Resale	278	5.4	399	7.2	(121)	(30.3)
Directories	207	4.0	198	3.6	9	4.5
Equipment	73	1.4	78	1.4	(5)	(6.4)
Miscellaneous other	132	2.5	190	3.4	(58)	(30.5)
Dividend from other investments	3	0.1	3	0.1	—	—

	693	13.4	868	15.7	(175)	(20.2)

Total Operating Revenues	5,191	100.0	5,537	100.0	(346)	(6.2)

Operating expenses
Labour	548	10.6	599	10.8	(51)	(8.5)
Cost of Sales	1,442	27.8	1,759	31.8	(317)	(18.0)
Other operating expenses	885	17.0	914	16.5	(29)	(3.2)

Total operating expenses	2,875	55.4	3,272	59.1	(397)	(12.1)

EBITDA*	2,316	44.6	2,265	40.9	51	2.3

Depreciation and amortisation	820	15.8	815	14.7	5	0.6

Earnings from operations	1,496	28.8	1,450	26.2	46	3.2

Net Interest expense	(393)	(7.6)	(413)	(7.5)	20	(4.8)
Total abnormal items	—	—	(862)	(15.6)	862	(100.0)

Earnings before income tax	1,103	21.2	175	3.2	928	530.3

Income tax expense	(391)	(7.5)	(365)	(6.6)	(26)	7.1

Earnings after income tax	712	13.7	(190)	(3.4)	902	474.7

Share of associate company losses	—	—	(1)	—	1	(100.0)

Minority Interests in (profits)/losses of subsidiaries	(3)	(0.1)	3	0.1	(6)	(200.0)

Net earnings	709	13.7	(188)	(3.4)	897	477.1

*	Earnings before Interest, Depreciation and Amortisation

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

NZ WIRELINE

	Year ended 30 June 2003			Year ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Local Service	1,059	1	1,060	1,026	1	1,027
Calling	898	17	915	934	22	956
Interconnection	68	25	93	81	31	112
Data	451	74	525	422	80	502
Other operating revenue	111	104	215	82	113	195

	2,587	221	2,808	2,545	247	2,792

Operating expenses
Operations and support expenses	798	326	1,124	847	367	1,214

EBITDA	1,789	(105)	1,684	1,698	(120)	1,578
Depreciation	359	—	359	371	—	371

Earnings from operations	1,430	(105)	1,325	1,327	(120)	1,207

	Quarter ended 30 June 2003			Quarter ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Local Service	266	—	266	260	—	260
Calling	213	4	217	230	5	235
Interconnection	19	5	24	20	6	26
Data	119	17	136	102	19	121
Other operating revenue	53	28	81	14	37	51

	670	54	724	626	67	693

Operating expenses
Operations and support expenses	202	79	281	222	88	310

EBITDA	468	(25)	443	404	(21)	383
Depreciation	90	—	90	89	—	89

Earnings from operations	378	(25)	353	315	(21)	294

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

NZ MOBILE

	Year ended 30 June 2003			Year ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Cellular revenue	512	4	516	499	4	503
Other mobile	58	—	58	58	1	59

Total cellular and other mobile	570	4	574	557	5	562
Interconnection	47	157	204	31	168	199

	617	161	778	588	173	761

Operating expenses
Operations and support expenses	328	142	470	323	161	484

EBITDA	289	19	308	265	12	277
Depreciation and amortisation	170	—	170	144	—	144

Earnings from operations	119	19	138	121	12	133

	Quarter ended 30 June 2003			Quarter ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Cellular revenue	126	1	127	128	—	128
Other mobile	13	2	15	10	1	11

Total cellular and other mobile	139	3	142	138	1	139
Interconnection	12	39	51	9	40	49

	151	42	193	147	41	188

Operating expenses
Operations and support expenses	79	29	108	66	37	103

EBITDA	72	13	85	81	4	85
Depreciation and amortisation	43	—	43	36	—	36

Earnings from operations	29	13	42	45	4	49

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

INTERNATIONAL

	Year ended 30 June 2003			Year ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
International calling	161	109	270	210	148	358
Data	9	59	68	7	67	74
Other operating revenue	33	—	33	68	—	68

	203	168	371	285	215	500

Operating expenses
Operations and support expenses	215	60	275	293	61	354

EBITDA	(12)	108	96	(8)	154	146
Depreciation	51	—	51	47	—	47

Earnings from operations	(63)	108	45	(55)	154	99

	Quarter ended 30 June 2003			Quarter ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
International calling	33	22	55	53	27	80
Data	4	15	19	1	17	18
Other operating revenue	11	—	11	17	—	17

	48	37	85	71	44	115
Operating expenses
Operations and support expenses	43	13	56	61	16	77

EBITDA	5	24	29	10	28	38
Depreciation	14	—	14	13	—	13

Earnings from operations	(9)	24	15	(3)	28	25

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

INTERNET AND DIRECTORIES SERVICES

	Year ended 30 June 2003			Year ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Internet	134	1	135	106	—	106
Directories	207	3	210	198	4	202

	341	4	345	304	4	308

Operating expenses
Operations and support expenses	135	51	186	133	51	184

EBITDA	206	(47)	159	171	(47)	124

Depreciation	14	—	14	14	—	14

Earnings from operations	192	(47)	145	157	(47)	110

	Quarter ended 30 June 2003			Quarter ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Internet	36	—	36	31	(1)	30
Directories	37	1	38	35	2	37

	73	1	74	66	1	67

Operating expenses
Operations and support expenses	24	13	37	40	3	43

EBITDA	49	(12)	37	26	(2)	24

Depreciation	3	—	3	4	—	4

Earnings from operations	46	(12)	34	22	(2)	20

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

AUSTRALIAN CONSUMER

	Year ended 30 June 2003			Year ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Local service	1	—	1	1	—	1
Calling	247	—	247	311	—	311
Cellular and other mobile	193	22	215	236	31	267
Interconnection	1	—	1	1	—	1
Internet	8	—	8	9	—	9
Resale	220	—	220	320	—	320
Other operating revenue	1	—	1	2	7	9

	671	22	693	880	38	918

Operating expenses
Operations and support expenses	626	20	646	803	17	820

EBITDA	45	2	47	77	21	98

Depreciation and amortisation	39	—	39	37	—	37

Earnings from operations	6	2	8	40	21	61

	Quarter ended 30 June 2003			Quarter ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Local service	—	—	—	—	—	—
Calling	56	—	56	73	—	73
Cellular and other mobile	49	7	56	51	7	58
Interconnection	—	—	—	—	—	—
Internet	2	—	2	2	—	2
Resale	55	—	55	67	—	67
Other operating revenue	—	—	—	—	3	3

	162	7	169	193	10	203

Operating expenses
Operations and support expenses	165	2	167	189	(23)	166

EBITDA	(3)	5	2	4	33	37

Depreciation and amortisation	10	—	10	9	—	9

Earnings from operations	(13)	5	(8)	(5)	33	28

APPENDIX ONE—RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

AUSTRALIAN BUSINESS AND INTERNET SERVICES

	Year ended 30 June 2003			Year ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Local Service	50	—	50	52	—	52
Calling	236	17	253	307	—	307
Cellular and other mobile	33	—	33	28	—	28
Interconnection	38	1	39	32	1	33
Internet	88	1	89	94	—	94
Data	206	5	211	221	4	225
Resale	58	—	58	106	—	106
Other operating revenue	56	6	62	57	9	66

	765	30	795	897	14	911

Operating expenses
Operations and support expenses	609	58	667	789	38	827

EBITDA	156	(28)	128	108	(24)	84

Depreciation and amortisation	119	—	119	101	—	101

Earnings from operations	37	(28)	9	7	(24)	(17)

	Quarter ended 30 June 2003			Quarter ended 30 June 2002
	External $m	Internal $m	Total $m	External $m	Internal $m	Total $m
Operating revenues
Local Service	13	—	13	12	2	14
Calling	51	9	60	76	(4)	72
Cellular and other mobile	10	—	10	5	5	10
Interconnection	10	—	10	9	3	12
Internet	22	—	22	24	(2)	22
Data	53	1	54	53	9	62
Resale	12	—	12	24	2	26
Other operating revenue	15	—	15	12	1	13

	186	10	196	215	16	231

Operating expenses
Operations and support expenses	141	5	146	193	7	200

EBITDA	45	5	50	22	9	31

Depreciation and amortisation	33	—	33	28	—	28

Earnings from operations	12	5	17	(6)	9	3

5 August 2003

MEDIA RELEASE

TELECOM RECORDS SOUND

FULL YEAR RESULT

Telecom today reported net earnings of NZ$709 million for the year ended 30 June 2003 compared to a reported net loss of NZ$188 million for the previous financial year.

On an adjusted basis^ (see table below for breakdown of adjustments), net earnings for the 12 months to 30 June 2003 were NZ$704 million, an increase of 5.4% on adjusted net earnings of NZ$668 million recorded in the year to 30 June 2002.

Overview of Group results

	12 months ended (NZ$m)
	June 2003		June 2002
Reported group revenues	5,191		5,537
Reported net earnings	709		(188)
Includes adjustments for:
One-off gains after tax	—		(42)
2002 TSO revenue accrual	(5)		—
Write down of AAPT	—		850
Closedown CDMA rollout	—		8
Amortisation of written down	—		40
AAPT goodwill
Adjusted net earnings	704	#	668	**
Reported EBITDA*	2,316		1,403
Adjusted EBITDA*	2,309	#	2,202	~
Fourth quarter dividend per share	5 cents		5 cents

#	Excludes accrual for six months of TSO revenue relating to 2002
~	Excludes abnormal items comprising the write down of AAPT and an additional charge resulting from the closedown of the CDMA roll out in Australia; and special items consisting of gains on the prepayment of cross-border leases and on the sale of international network capacity
**	Excludes the same items as adjusted EBITDA, as well as adjusting the amortisation charge on a comparable basis to 2003, following the write down of AAPT goodwill at 30 June 2002
*	Earnings before interest, tax, depreciation and amortisation
^	Unless otherwise stated, comparisons are with the 12 months ended 30 June 2002.

Adjusted net earnings for the three months ended 30 June 2003 were NZ$206 million, representing an increase of 2.5% on adjusted net earnings of NZ$201 million for the same quarter in 2001-2002.

On an adjusted basis, EBITDA for the year ended 30 June 2003 was NZ$2,309 million, up 4.9% on the corresponding period in the previous financial year.

Telecom Chief Executive Theresa Gattung said the Telecom Group has cemented its solid performance and is focused on building operational capacity across the group for future growth.

“We have been successful in driving revenues in the growth parts of our business, while at the same time maintaining tight discipline on cost assisted by structural changes to our operating model.

“Overall operating expenses across New Zealand and Australia continue to decrease. They were down by 12.1% in the year ended 30 June 2003.

“In New Zealand, the Group’s operations in the fourth quarter recorded their second consecutive quarter of revenue growth. This increase—coupled with continued control on costs and accrual for the TSO revenue—led to double digit EBITDA growth of 12.1% for the fourth quarter of 2002-2003 over the previous corresponding quarter.”

Ms Gattung said the company’s Australian operations are performing in line with expectations and the building blocks are in place for continued improvement.

“We’ve made considerable progress with margins rising throughout the year.

“Australia is now established as a positive cashflow* contributor to the Group, year on year. Cashflow for the 12 months ended 30 June 2003 was NZ$92 million compared with negative NZ$28 million for the 2001-2002 financial year.

“In Consumer, revenue decline has moderated and the fixed line customer base grew in the fourth quarter. We have launched a range of new packages and revitalised our sales and marketing as part of a programme to attract and retain customers.

*	EBITDA less capex

2

“The performance of our Business and Internet division is showing good momentum, with EBITDA and margins continuing to show healthy increases.”

Ms Gattung said the Group recorded a solid improvement in cash flow.

“Group operating cash flow for the year ended 30 June 2003 was NZ$1,566 million, which was an increase of 15.9% on the previous corresponding period. Over the same time, Telecom’s balance sheet was strengthened further with a reduction in net debt of NZ$606 million.”

Business unit performance

New Zealand

New Zealand Wireline: New Zealand Wireline comprises fixed line and value-added services to residential, business and corporate markets.

Operating revenue increased by 0.6% for the 12 months ended 30 June 2003 while for the fourth quarter, it increased by 4.5% on the previous corresponding period. Fourth quarter revenues benefited from an accrual for TSO revenue of NZ$22 million for the 18 month period ended 30 June 2003.

Operating expenses were down 7.4% for the year ended 30 June 2003. For the fourth quarter, they decreased by 9.4% reflecting a continued drive for cost reduction.

EBITDA for the full year increased 6.7% to NZ$1,684 million and for the last quarter of 2002-2003, it increased by 15.7% on the previous corresponding quarter.

Telecom—through Advanced Solutions—is steadily developing its business in the IT and T industry. Advanced Solutions increased its revenue by over 100% in the 2002-2003 financial year.

Interconnection revenue decreased by 17.0% in the year to 30 June 2003. The decrease is mainly due to the Telecommunications Commissioner’s interconnection determination, which lowered the interconnection rate received by Telecom.

At 30 June 2003, Telecom had approximately 72,000 JetStream connections—up 85% on the 39,000 figure of a year before. Approximately 10,000 customers signed up to fast Internet products in the last quarter of 2002-2003.

3

Overall data revenues continue to grow steadily. They increased by 4.6% in the 12 months to 30 June 2003. Over the same period, retail data revenues grew by 10.5% while wholesale data revenues were down by 7.1%, largely as a result of consolidation in the industry and lower wholesale data prices due to regulatory changes. Revenue from ADSL was up by 75.0%.

The take-up of LanLink and Frame Relay circuits also contributed to overall data revenue growth. LanLink revenue increased by 10.3% while Frame Relay revenue increased by 21.7% on the previous 12 months.

New Zealand Mobile: This business provides voice and data on 027 (CDMA) and 025 (TDMA) networks.

EBITDA increased 11.2% for the year to 30 June 2003. This reflected a 2.2% increase in operating revenue and a 2.9% decrease in operating expenses for the 12 months ended 30 June 2003. However, in the fourth quarter of 2002-2003, expenses increased by 4.9% on the previous corresponding period, reflecting the investment needed to grow revenues in New Zealand’s highly competitive mobile market.

The total number of Telecom mobile customers was 1,250,000 at 30 June 2003. Of that, 320,000 customers or 26% are on the 027 network. Over 84,000 customers on the CDMA network can now access Telecom’s high-speed data service, Mobile JetStream.

Total mobile Average Revenue Per User (ARPU) for the 2002-2003 year increased to NZ$48.50, up 12.0% on the previous corresponding period. This reflects the ongoing focus on higher value customers and increased mobile data revenues, which leapt by 114.3% to NZ$30 million for the 12 months to 30 June 2003.

International: International provides New Zealand and Australia with outward and inward calling, managed international data services and carries transit call traffic between destinations worldwide.

Revenue for the year ended 30 June 2003 decreased by 25.8%. This decrease was due largely to re-negotiated rates for reciprocal transfer of minutes with other carriers, and the impact of the strengthening New Zealand dollar. In addition, the prior year included one-off gains from the sale of network capacity.

The re-negotiated reciprocal transfer rates and the rising New Zealand dollar also had the impact of decreasing operating expenses, which were down by 22.3% in the year to 30 June 2003.

4

EBITDA fell by 34.2% to NZ$96 million.

Internet and Directories: Internet and Directories comprises Xtra and Telecom Directories.

EBITDA was 28.2% higher at NZ$159 million for the 12 months to 30 June 2003. Revenues increased by 12.0% for the 2002-2003 financial year while operating expenses increased by 1.1%.

Xtra’s Internet revenue was NZ$135 million, up 27.4% on the previous corresponding 12 months. Xtra had 430,000 active dial up customers as at 30 June 2003—an increase of 13.2% on a year before.

Australia

Please note the following breakdown of our Australian result is expressed in Australian dollars, including the comparisons with prior corresponding periods.

The EBITDA and EBITDA margin performances of the Group’s Australian businesses have steadily improved throughout the year. EBITDA increased 3.3% to A$156 million while EBITDA margin was 12.0%, up from 10.3% for the 12 months ended 30 June 2002.

Australian Consumer: Australian Consumer comprises AAPT’s residential and small business fixed line operations, Internet, and AAPT Mobile (previously branded Cellular One).

Australian Consumer revenues were down 18.4% for the year ended 30 June 2003, while operating expenses were reduced by 14.8% during the same period.

EBITDA was A$42 million for the 12 months to 30 June 2003—a decrease of 48.1%. This was partly due to the A$25 million one-off impact recorded in the previous period of the mobile services agreement signed with Vodafone in November 2001.

Fixed line customer numbers were up sequentially quarter on quarter in the Australian Consumer division, following the launch of new offers and marketing initiatives. Fixed line customers numbered 446,000 at 30 June 2003, compared to 441,000 at 31 March 2003.

5

Mobile customer connections were 282,000 at 30 June 2003, up 25.9% on the 224,000 recorded a year ago although down from 307,000 connections at 31 March 2003. This reflects the strategy of focusing on higher value customers.

Australian Business & Internet: Australian Business & Internet comprises AAPT’s operations in business, corporate, government and wholesale markets, the Connect Internet business and TCNZA.

EBITDA in Australian Business & Internet increased by 62.9% to A$114 million reflecting the shift in revenue mix towards higher margin services, operational savings and improvements in the delivery of service to existing customers.

Total operating revenue decreased by 5.1% over the same period. The revenue base in this part of the business is stabilising however reflecting recent investments in sales and marketing capability.

Operating expenses were reduced by 12.2% in the year to 30 June 2003.

Capital expenditure: Total capital expenditure for the 12 months ended 30 June 2003 was NZ$600 million, which was 22.9% lower than in the 2001-2002 financial year.

Telecom’s current forecast for capital expenditure for the 2003-2004 financial year is NZ$650 million.

Dividend policy: Telecom is focused on maintaining a long-term ‘A’ credit rating and achieving its previously stated credit targets. The Group expects to meet those targets during the 2003-2004 financial year.

Telecom’s current dividend policy is to target a dividend pay-out ratio of around 50% of net earnings, dependent on earnings, cash flow and future investment opportunities.

The company intends to increase dividends over time, mostly likely through a change in the dividend pay-out ratio. This is dependent on the company being comfortable it can maintain its ‘A’ credit rating and meet its credit targets. The timing and quantum of any increase in dividend pay-out ratio will, however, be subject to a number of other factors including the industry outlook, capital and operating plans.

6

Dividend: Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share. Shares issued in lieu of cash dividends will be offered at a 3% discount to the price calculated under the Telecom Dividend Reinvestment Plan. Dividends will be paid on 12 September 2003 in New Zealand and Australia, and 19 September 2003 in the United States. The books closing dates are 29 August 2003 in New Zealand, Australia and the United States.

Detailed information: The Management Commentary, condensed accounts and presentation given to analysts by Chief Executive Theresa Gattung can be found at:

http://www.telecom.co.nz/latestquarter

For further information, please contact:

John Goulter

Telecom Public Affairs and Government Relations Manager

In NZ, phone 04 498 9369 or 027 232 4303

In Australia, phone 00 11 64 4 498 9369 or 00 11 64 27 232 4303

7

APPENDIX I (Rule 10.4)

PRELIMINARY Twelve Months REPORT ANNOUNCEMENT

Telecom Corporation of New Zealand Limited

For the Twelve Months Ended 30 June 2003

(referred to in this report as the “current twelve months”)

Preliminary twelve months report on consolidated results (including the results for the previous corresponding twelve months in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on audited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1. OPERATING REVENUE

		CONSOLIDATED OPERATING STATEMENT
		Current twelve months $NZ’000%		Previous corresponding twelve months $NZ’000
(a)	Sales revenue	5,191,000	(6.3)%	5,537,000

(b)	Other revenue	—		—

(c)	Total operating revenue	5,191,000		5,537,000

(d)	Equity earnings [detail in item 19 below]	—		(1,000)

2(a)	OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	1,103,000		1,036,000

(b)	Unusual items for separate disclosure	—		(862,000)

(c)	OPERATING SURPLUS BEFORE TAX	1,103,000	533.9%	174,000

(d)	Less tax on operating profit	(391,000)		(365,000)

(e)	Operating surplus after tax but before minority interests	712,000		(191,000)

(f)	Less minority interests	(3,000)		3,000

(i)	OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	709,000	477.1%	(188,000)

3(a)	Extraordinary Items after tax [detail in 6(a)below]	—		—

(b)	Less Minority Interests	—		—

(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	—		—

4(a)	TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(h) + 3(a) ABOVE]	712,000		(191,000)

(b)	Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	(3,000)		3,000

(c)	OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(i) + 3(c) ABOVE]	709,000	477.1%	(188,000)

Note:	Certain comparatives have been restated to conform to the current period classifications

Page one

5. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,  REVENUES/EXPENSES FOR THE TWELVE MONTHS

		CONSOLIDATED

#	Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus	Current twelve months $NZ’000	Previous corresponding twelve months $NZ’000
(a)	Interest revenue included in Item 2(c) above	14,000	17,000

(b)	# Interest revenue included in 5(a) above but not yet received	—	—

(c)	Interest expense included in Item 2(c) above (include all forms of interest, lease finance charges, etc.)	(407,000)	(430,000)

(d)	# Interest costs excluded from 5(c) above and capitalised in asset values	(5,000)	(10,000)

(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	N/A	N/A

(f)	Depreciation including all forms of amortisation and writing down of property/investment	(820,000)	(815,000)

(g)	Write-off of intangibles	—	(717,000)

(h)	Unrealised changes in value of investments	—	—

Note:	Certain comparatives have been restated to conform to current period classifications

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

DETAILS AND COMMENTS	GROUP—CURRENT TWELVE MONTHS
	Before tax $NZ’000	Related income tax $NZ’000	After tax $NZ’000
Unusual Items— Item 2(b) above	—	—	—

Total Unusual items	—	—	—
Extraordinary Items— Item 3(a) above	—	—	—

Total extraordinary items	—	—	—

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i.	Material factors affecting the revenues and expenses of the group for the current twelve months—Refer Management Commentary.
ii	Significant trends or events since end of current twelve months—Refer Management Commentary.
iii.	Changes in accounting policies since last Annual Report to be disclosed—Nil

Page two

		CONSOLIDATED
		Current twelve months Cents	Previous corresponding twelve months Cents
7. EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
(a)	Basic EPS	(a) 37.6	(10.1)

(b)	Diluted EPS (if materially different from (a))	(b) 36.5	N/A

8.(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated surplus/(loss) and extraordinary items after tax and minority interests.	$ -

(iii)	Date from which such contribution has been calculated.	-

(iv)	Operating surplus(deficit) and extraordinary items after tax of the subsidiary for the previous corresponding period	$ -

(b) MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i)	Name of subsidiary or group of subsidiaries.

(ii)	Contribution to consolidated operating surplus(deficit) and extraordinary items after tax from operation of subsidiary.	$ -

(iii)	Date to which such contribution has been calculated.	-

(iv)	Contribution to consolidated operating surplus(deficit) and extraordinary items after tax for the previous corresponding period	$ -

(v)	Contribution to consolidated operating surplus(deficit) and extraordinary items from sale of subsidiary.	$ -

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

Information on the industry and geographical segments of the Listed Issuer is to be reported for the twelve months in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the twelve months report:

SEGMENTS

-	Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue

-	Total revenue [consolidated total equal to Item 1(c) above]

-	Segment result

-	Total assets [Equal to Item 10(n) below]

Page three

STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS

[Note (VIII) attached has particular relevance for the preparation of this statement]

				CONSOLIDATED
				At end of current twelve months $NZ’000	As shown in last Annual Report $NZ’000
10.	CURRENT ASSETS
	(a	)	Cash	120,000	82,000
	(b	)	Receivables	594,000	749,000
	(c	)	Investments	64,000	230,000
	(d	)	Inventories	42,000	34,000
	(e	)	Other	335,000	362,000
	(f	)	TOTAL CURRENT ASSETS	1,155,000	1,457,000
	NON-CURRENT ASSETS
	(g	)	Receivables	—	—
	(h	)	Investments	947,000	866,000
	(i	)	Inventories	—	—
	(j	)	Property, plant and equipment	4,635,000	4,826,000
	(k	)	Intangibles	1,018,000	1,097,000
	(l	)	Other	—	—
	(m	)	TOTAL NON-CURRENT ASSETS	6,600,000	6,789,000
	(n	)	TOTAL ASSETS	7,755,000	8,246,000

11.	CURRENT LIABILITIES
	(a	)	Bank Overdraft	—	—
	(b	)	Accounts payable	730,000	896,000
	(c	)	Borrowings	546,000	1,178,000
	(d	)	Provisions	—	5,000
	(e	)	Other	253,000	334,000
	(f	)	TOTAL CURRENT LIABILITIES	1,529,000	2,413,000
	NON-CURRENT LIABILITIES
	(g	)	Accounts payable	—	—
	(h	)	Borrowings	4,332,000	4,434,000
	(i	)	Provisions	—	—
	(j	)	Other	127,000	71,000
	(k	)	TOTAL NON-CURRENT LIABILITIES	4,459,000	4,505,000
	(l	)	TOTAL LIABILITIES	5,988,000	6,918,000
	(m	)	NET ASSETS	1,767,000	1,328,000

12.	EQUITY
	(a	)	Contributed capital	1,708,000	1,562,000
	(b	)	Reserves (i) Deferred compensation	1,000	—
			(ii) Foreign currency translation	(243,000)	(203,000)
	(c	)	Retained surplus (accumulated deficit)	299,000	(34,000)
	(d	)	EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	1,765,000	1,325,000
	(e	)	Outside equity interests in subsidiaries	2,000	3,000
	(f	)	TOTAL EQUITY	1,767,000	1,328,000

Note:	Certain comparatives have been restated to conform to current period classifications

Page four

STATEMENT OF CASH FLOWS FOR THE TWELVE MONTHS

[See Note (IX) attached]

				Current twelve months $NZ’000	Previous corresponding twelve months $NZ’000
13.	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a	)	Receipts from customers	5,251,000	5,396,000
	(b	)	Interest received	11,000	16,000
	(c	)	Dividends received	3,000	3,000
	(d	)	Proceeds from cross border leases	—	35,000
	(e	)	Payments to suppliers and employees	(2,973,000)	(3,317,000)
	(f	)	Interest paid	(414,000)	(445,000)
	(g	)	Income tax paid	(307,000)	(304,000)
	(h	)	Other—Payments from provisions	(5,000)	(33,000)

	(i	)	NET OPERATING CASH FLOWS	1,566,000	1,351,000

14.	CASH FLOWS RELATED TO INVESTING ACTIVITIES
	(a	)	Cash proceeds from sale of property, plant and equipment	31,000	65,000
	(b	)	Purchase of long-term investments	(121,000)	(341,000)
	(c	)	Sale/(purchase) of short term investments, net	162,000	(157,000)
	(d	)	Cash paid for purchases of property, plant and equipment	(607,000)	(828,000)
	(e	)	Interest paid—capitalised	(5,000)	(10,000)

	(i	)	NET INVESTING CASH FLOWS	(540,000)	(1,271,000)

15.	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a)		Cash proceeds from issues of shares, options, etc.	—	—
	(b)		Proceeds from long term borrowings	348,000	1,777,000
	(c)		Repayment of long term borrowings	(593,000)	(949,000)
	(d)		Dividends paid – Minority Interests	(2,000)	(2,000)
			– Other	(284,000)	(343,000)
	(e)		Other—Repayments from Short Term Debt, net	(457,000)	(557,000)

	(g)		NET FINANCING CASH FLOWS	(988,000)	(74,000)

16.	NET INCREASE (DECREASE) IN CASH HELD			38,000	6,000
	(a	)	Cash at beginning of twelve months	82,000	76,000
	(b	)	Exchange rate adjustments to Item 16(a) above	—	—

	(c	)	CASH AT END OF TWELVE MONTHS	120,000	82,000

Certain comparatives have been restated to conform to the current period classifications.

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.            NIL

Page five

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

Cash at the end of the twelve months as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:

	Current twelve months $NZ’000	Previous corresponding twelve months $NZ’000
Cash on hand and at bank	120,000	82,000
Deposits at call	—	—
Bank Overdraft (included in 11 (d) Other Current Liabilities)	—	—
Other (provide details)	—	—

TOTAL = CASH AT END OF TWELVE MONTHS [Item 16(c) above]	120,000	82,000

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group’s share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

				EQUITY EARNINGS
				Current twelve months $NZ’000	Previous corresponding twelve months $NZ’000
(i)	GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES
	(a	)	OPERATING (DEFICIT) BEFORE TAX	—	(1,000)
	(b	)	Less tax	—	—
	(c	)	OPERATING (DEFICIT) AFTER TAX	—	(1,000)
	(d	)	(i) Extraordinary items (gross)	—	—
			(ii) Less tax	—	—
			(iii) Extraordinary items (net)	—	—
	(e	)	OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	(1,000)
	(f	)	Less dividends paid to group	—	—
	(g	)	NET (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 1(d) ABOVE)	—	(1,000)

*	Delete as required

Page six

(ii)	MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a)	The Group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of twelve months		Contribution to operating *surplus(deficit) and extraordinary items after tax
Equity accounted associated companies	Current twelve months	Previous corresponding twelve months	Current twelve months $NZ’000	Previous corresponding twelve months $NZ’000
			Equity Accounted
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
AOL7 Pty Limited	33%	33%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	(1,000)
Other material interests			Not Equity Accounted

(b)	INVESTMENTS IN ASSOCIATED COMPANIES

	Current twelve months $NZ’000	Previous corresponding twelve months $NZ’000
Carrying value of investments in associated companies (CV)	—	—
Share of associated companies’ retained profits and reserves not included in CV:
Retained surplus/(deficit)	—	—
Reserves	—	—

Equity carrying value of investments	—	—

*	Delete as required

Page seven

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT TWELVE MONTHS

Category of Securities	Number Issued	Number Quoted	Paid-Up Value (If not fully paid) Cents
PREFERENCE SHARES:

# (Description) Special Right Convertible

Preference Share (“Kiwi Share”)	1

Issued during current twelve months

ORDINARY SHARES:
At beginning of current twelve months	1,873,408,127	1,873,408,127
Issued during current twelve months	31,918,193	31,918,193
At end of current twelve months	1,905,326,320	1,905,326,320
CONVERTIBLE NOTES	$300 m
(convertible at $8.275 per share)

Issued during current twelve month period

			Exercise Price Weighted Average		Range	Expiry Date Range
OPTIONS:
At the beginning of twelve months		20,992,262		$5.862	$0.000-$9.170	Jul 2002 - Jun 2008
Issued during current twelve months		14,777,213		$4.836	$0.000-$4.940	Aug 2002 - June 2009
Exercised during twelve months		(62,872)		$2.517	$0.000-$5.270	Mar 2003 – Sept 2007
Lapsed during twelve months		(4,929,801)		$5.881	$0.000-$8.650	July 2002 – Mar 2009
Forfeited during twelve months		—		—	—	—
At end of current twelve months		30,776,802		$5.373	$0.000-$9.170	Nov 2003 – Jun 2009
DEBENTURES - Totals only: (Face value)		$419m	$
UNSECURED NOTES - Totals only: (Face value)		$669m	$
OTHER SECURITIES	$		$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING	(a)	To be held at: Carlton Hotel, Auckland
(Location) (if full year report)

	(b)	Date: 9 October 2003 Time 2.30 pm

	(c)	Approximate date of availability of Annual Report: 2 September 2003

If this twelve months report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 August 2003

(signed by) Authorised Officer of Listed Issuer	(date)

Page eight

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the twelve months ended 30 June 2003

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	3,652	1,466	73	—	5,191
Internal revenue	—	—	—	—	—

Total revenue	3,652	1,466	73	—	5,191
Segment result	1,499	24	24	(51)	1,496
Segment assets	4,796	1,499	892	568	7,755

Industry Segments

	NZ Wireline NZ$M	NZ Mobile NZ$M	International NZ$M	Internet & Directories NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate and Other NZ$M	Eliminations & Abnormal items NZ$M	Total NZ$M
Operating revenue
External revenue	2,587	617	203	341	671	765	7	—	5,191
Internal revenue	221	161	168	4	22	30	—	(606)	—

Total revenue	2,808	778	371	345	693	795	7	(606)	5,191
Segment result	1,325	138	45	145	8	9	(174)	—	1,496
Segment assets	3,092	909	401	663	518	1,062	2,252	(1,142)	7,755

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

As at and for the twelve months ended 30 June 2002

Geographical Segments

	New Zealand Operations NZ$M	Australian Operations NZ$M	Other Operations NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	3,615	1,855	67	—	5,537
Internal revenue	—	3	—	(3)	—

Total revenue	3,615	1,858	67	(3)	5,537
Segment result	1,465	41	22	(940)	588
Segment assets	4,886	1,553	1,411	396	8,246

Industry Segments

	NZ Wireline NZ$M	NZ Mobile NZ$M	International NZ$M	Internet & Directories NZ$M	Australian Consumer NZ$M	Australian Business NZ$M	Corporate and Other NZ$M	Eliminations & Abnormal Items NZ$M	Total NZ$M
Operating revenue
External revenue	2,545	588	285	304	880	897	38	—	5,537
Internal revenue	247	173	215	4	38	14	—	(691)	—

Total revenue	2,792	761	500	308	918	911	38	(691)	5,537
Segment result	1,207	133	99	110	61	(17)	(143)	(862)	588
Segment assets	3,142	855	537	179	483	991	3,747	(1,688)	8,246

Appendix 7 of Listing Rules.	Pr/1023_b	TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages)

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors resolution	DIRECTORS’ RESOLUTION

Contact phone number	(04) 498 9293	Contact fax number	(04) 498 9430	Date	5 / 08 / 03

Nature of event Tick as appropriate	Bonus Issue ☐	If ticked, state whether: Taxable ☐	/Non Taxable ☐	Conversion ☐	Interest ☐	Rights Issue Renouncable ☐

Rights Issue non-renouncable ☐	Capital change ☐	Call ☐	Dividend ☒	If ticked, state whether:Interim ☒	Full Year ☐	Special ☐

EXISTING securities affected by this event.	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZSE

Details of securities issued pursuant to this event.	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZSE

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g ☐ for ☐	☐ for ☐

Conversion, Maturity,Call Payable or Exercise Date	/ /	Tick if pari passu ☐ OR	Treatment of Fractions

	Enter N/A if not applicable		provide an explanation of the ranking

Strike price per security for any issue in lieu or date strike price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per	5.0 CENTS	Source of Payment	RETAINED EARNINGS

Currency	NEW ZEALAND DOLLARS	Supplementary dividend details - Listing Rule 7.12.7	Amount per security Date Payable	$0.008824 12 / 09 / 03
Total monies	$95,270,359

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$ N/A	Resident Withholding Tax	$ NIL	Credits (Give Details) Imputation	$0.024627

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week	29 / 08 / 03 AUST & NZ 29 / 08 / 03 USA	Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	12 / 09 / 03 AUST & NZ 19 / 09 / 03 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY
Ex Date: Commence Quoting Rights:	Security Code:

Cease Quoting Rights 5pm: Commence Quoting New Securities:	Security Code:

Cease Quoting Old Security 5pm: